Exhibit 99.1

E-HOME HOUSEHOLD SERVICE HOLDINGS LIMITED

CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(UNAUDITED)

AS OF DECEMBER 31, 2022 AND JUNE 30, 2022

AND

FOR THE SIX MONTHS ENDED DECEMBER 31, 2022 AND 2021

E-HOME HOUSEHOLD SERVICE HOLDINGS LIMITED

E-HOME HOUSEHOLD SERVICE HOLDINGS LIMITED

CONDENSED CONSOLIDATED BALANCE SHEETS

AS OF DECEMBER 31, 2022 (UNAUDITED) AND JUNE 30, 2022

(IN U.S. DOLLARS, EXCEPT FOR NUMBER OF SHARES DATA)

	December 31, 2022 (unaudited)	June 30, 2022
ASSETS
Current assets
Cash and cash equivalents	$62,470,005	$54,842,052
Accounts receivable, net	2,099,251	877,931
Advances to suppliers	1,669,974	-
Inventories	170,951	11,058
Prepayment, receivables and other current assets	1,609,293	11,265,410
Due from related parties	3,100,000	-
Loan receivables	5,181,680	-
Total current assets	76,301,154	66,996,451
Non-current assets
Property, plant and equipment, net	5,256,814	4,595,104
Intangible assets, net	7,330,138	23,963
Long-term investment	-	894,001
Operating lease - right-of-use assets, net	6,150,306	6,050,465
Finance lease - right-of-use assets, net	990,725	1,117,502
Long-term deposits and other non-current assets	3,046,462	372,501
Deferred income tax assets	-	442,322
Goodwill	11,223,456	-
Total Non-current assets	33,997,901	13,495,858
TOTAL ASSETS	$110,299,055	$80,492,309

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Accounts payable and accrued expenses	$9,270,526	$4,598,076
Advances from customers	2,213,847	2,251,072
Taxes payable	479,320	505,674
Current maturities of operating lease liabilities	271,151	778,742
Current maturities of finance lease liabilities	58,989	59,736
Short-term loan	1,407,116	-
Total current liabilities	13,700,949	8,193,300
Long-term portion of operating lease liabilities	1,849,902	1,473,093
Long-term portion of finance lease liabilities	323,185	366,359
Convertible note	4,628,249	5,929,673
Deferred tax liabilities, net	1,337,394	-
TOTAL LIABILITIES	21,839,679	15,962,425

Commitments and contingencies	-	-

SHAREHOLDERS’ EQUITY
Ordinary shares, $0.02 par value, 500,000,000 shares authorized; 1,527,507 and 221,159 shares issued and outstanding, respectively	30,551	4,425
Additional paid-in capital	60,515,331	33,452,332
Statutory reserve	664,100	664,100
Retained earnings	28,171,904	31,374,073
Accumulated other comprehensive loss	(3,049,095)	(945,093)
Total equity attributable to shareholders	86,332,791	64,549,837
Non-controlling interest	2,126,585	(19,953)
TOTAL SHAREHOLDERS’ EQUITY	88,459,376	64,529,884
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$110,299,055	$80,492,309

The accompanying notes are an integral part of these condensed consolidated financial statements.

E-HOME HOUSEHOLD SERVICE HOLDINGS LIMITED

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS AND OTHER

COMPREHENSIVE (LOSS) INCOME

FOR THE SIX MONTHS ENDED DECEMBER 31, 2022 AND 2021

(IN U.S. DOLLARS, EXCEPT SHARES DATA)

(UNAUDITED)

	For the six months ended December 31,
	2022	2021
Revenues
Installation and maintenance	$24,301,679	$21,979,399
Housekeeping	8,990,258	8,009,015
Senior care services	3,557,245	4,091,068
Sales of pharmaceutical products	1,380,344	-
Educational consulting services	647,442	-
Total revenues	38,876,968	34,079,482
Cost of revenues
Installation and maintenance	16,075,215	14,693,065
Housekeeping	7,762,831	6,687,377
Senior care services	2,175,931	2,027,637
Sales of pharmaceutical products	1,251,406	-
Educational consulting services	473,499	-
Total cost of revenues	27,738,882	23,408,079
Gross profit	11,138,086	10,671,403
Operating expenses
Sales and marketing expenses	8,340,234	4,357,836
General and administrative expenses	3,359,946	5,602,754
Total operating expenses	11,700,180	9,960,590
(Loss) Income from operations	(562,094)	710,813
Other income (expenses)
Interest income	96,111	90,907
Interest expenses	(375,846)	(23,793)
Amortization of financing cost	(641,576)	(20,322)
Fair value loss – financial instruments	(1,621,836)	-
Government subsidy	43,616	-
Foreign currency exchange gain (loss), net	8,725	(6,920)
Total other (expenses) income, net	(2,490,806)	39,872
(Loss) Income before income taxes	(3,052,900)	750,685
Income tax expense	(263,228)	(1,356,819)
Net loss	$(3,316,128)	$(606,134)
Including:
Net loss attributable to the Company’s shareholders	(3,202,169)	(606,134)
Net loss attributable to non-controlling interests	(113,959)	-
Net loss	$(3,316,128)	$(606,134)
Other comprehensive (loss) income
Foreign currency translation adjustment, net of nil tax	(2,131,493)	696,050
Total comprehensive (loss) income	$(5,447,621)	$89,916

Net loss per share—basic and diluted	(5.31)	(3.61)
Weighted average number of ordinary shares outstanding—basic and diluted	623,993	167,908

The accompanying notes are an integral part of these condensed consolidated financial statements.

E-HOME HOUSEHOLD SERVICE HOLDINGS LIMITED

CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

FOR THE SIX MONTHS ENDED DECEMBER 31, 2022 AND 2021

(IN U.S. DOLLARS, EXCEPT SHARES DATA)

(UNAUDITED)

	Number of Shares	Ordinary Shares	Additional paid-in capital	Statutory reserve	Retained Earnings	Accumulated other comprehensive income (loss)	Equity attributable to the Company’s shareholders	Non-controlling interest	Total equity

Balance at June 30, 2021	167,908	$3,359	$25,542,531	$664,100	$36,804,282	$1,298,015	$64,312,287	$(47,041)	$64,265,246
Net loss	-	-	-	-	(606,134)	-	(606,134)	-	(606,134)
Foreign currency translation adjustment	-	-	-	-	-	696,050	696,050	-	696,050
Acquisition of former non-controlling interest in HAPPY	-	-	(481,447)	-	-	-	(481,447)	14,558	(466,889)
Disposal of 47% ownership in Fuzhou Fumao	-	-	-	-	-	-	-	12,530	12,530
Issuance of the convertible note	-	-	1,124,752	-	-	-	1,124,752	-	1,124,752
Balance at December 31, 2021	167,908	$3,358	$26,185,836	$664,100	$36,198,148	$1,994,065	$65,045,508	$(19,953)	$65,025,555

Balance at June 30, 2022	221,159	$4,425	$33,452,332	$664,100	$31,374,073	$(945,093)	$64,549,837	$(19,953)	$64,529,884
Net loss	-	-	-	-	(3,202,169)	-	(3,202,169)	(113,959)	(3,316,128)
Foreign currency translation adjustment	-	-	-	-	-	(2,104,002)	(2,104,002)	(27,491)	(2,131,493)
Acquisition of 75% ownership in Zhongrun	606,223	12,124	11,338,195	-	-	-	11,350,319	2,156,098	13,506,417
Acquisition of 60% ownership in Youyou	-	-	-	-	-	-	-	131,890	131,890
Acquisition of 100% ownership in Chuangying	72,193	1,444	5,591,605	-	-	-	5,593,049	-	5,593,049
Shares issued to investors	481,534	9,630	7,835,127	-	-	-	7,844,757	-	7,844,757
Shares issued under equity incentive plan	10,000	200	105,800	-	-	-	106,000	-	106,000
Shares issued for conversion of convertible notes	136,398	2,728	2,192,272	-	-	-	2,195,000	-	2,195,000

Balance at December 31, 2022	1,527,507	$30,551	$60,515,331	$664,100	$28,171,904	$(3,049,095)	$86,332,791	$2,126,585	$88,459,376

The accompanying notes are an integral part of these condensed consolidated financial statements.

E-HOME HOUSEHOLD SERVICE HOLDINGS LIMITED

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE SIX MONTHS ENDED DECEMBER 31, 2022 AND 2021

(IN U.S. DOLLARS)

(UNAUDITED)

	For the six months ended December 31,
	2022	2021
Cash provided by operating activities
Net loss	$(3,316,128)	$(606,134)
Deferred tax (benefit)/expense	(233,797)	187,553
Interest expense	375,847	23,793
Depreciation and amortization	1,330,221	40,411
Amortization of right-of-use assets	430,914	248,518
Convertible note - Amortization of financing cost	641,576	20,322
Equity incentive plan	106,000	-
Fair value loss – financial instruments	1,621,836	-
Changes in operating assets and liabilities
Accounts receivables, net	(1,245,352)	(43,555)
Inventories	(159,286)	213,049
Prepayment, receivables and other current assets	(1,899,177)	2,279,543
Long-term deposits and other non-current assets	(55,177)	1,556,045
Accounts payable and accrued expenses	6,901,987	(2,370,396)
Taxes payable	(7,921)	235,060
Operating lease liabilities	(685,709)	(62,242)
Net cash provided by operating activities	3,805,834	1,784,209
Investing Activities
Purchases of property, plant and equipment	(885,343)	(22,680)
Purchases of intangible assets	(32,700)	-
Long-term investment	-	(941,073)
Consideration paid to former non-controlling shareholders of HAPPY	-	(54,462)
Due from related parties	(3,100,000)	-
Loan receivables	(1,250,000)	-
Refund for potential acquisitions	1,800,000	1,000,000
Net cash used in investing activities	(3,468,043)	(121,856)
Financing Activities
Proceeds from stock issuance	7,844,757	-
Proceeds from short-term loan	1,398,262	-
Payment of financial leases	(75,921)	(41,399)
Proceeds from convertible note	-	5,275,000
Payment of convertible note issuance cost	-	(667,920)
Net cash provided by financing activities	9,167,098	4,607,080
Net increase in cash and cash equivalents	9,504,889	6,269,433
Effects of currency translation	(1,876,936)	642,077
Cash and cash equivalents at beginning of period	54,842,052	52,410,472
Cash and cash equivalents at end of period	$62,470,005	$59,321,982
SUPPLEMENTAL DISCLOSURES
Income taxes paid	$545,998	$616,604
Interest paid	$375,847	$23,793

The accompanying notes are an integral part of these condensed consolidated financial statements.

E-HOME HOUSEHOLD SERVICE HOLDINGS LIMITED

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 – ORGANIZATION AND NATURE OF OPERATIONS

E-Home Household Service Holdings Limited (the “Company”) was incorporated as a limited company under the law of Cayman Islands on September 24, 2018. The Company does not conduct any substantive operations on its own but instead conducts its business operations through its subsidiaries. The Company and its subsidiaries are hereinafter collectively referred to as “the Company”. The Company is principally engaged in providing household services, e.g. installation and maintenance of home appliances, housekeeping and senior care in the People’s Republic of China (the “PRC”) through on-line APP platform or call center, distributing and selling of pharmaceutical products and providing educational consulting services. As described below, the Company, through a series of transactions which is accounted for as a reorganization of entities under common control (the “Reorganization”), became the ultimate parent entity of its subsidiaries. Accordingly, these consolidated financial statements reflect the historical operations of the Company as if the current organization structure had been in existence throughout the periods presented.

Reorganization

In preparation of its initial public offering in the United States (“IPO”), the following transactions were undertaken to reorganize the legal structure of the Company. The reorganization involved (i) the incorporation of the Company in the Cayman Islands as a holding company; (ii) the establishment of E-Home Household Service Holdings Limited (“E-Home Hong Kong”) as a wholly-owned subsidiary in Hong Kong, PRC; (iii) the establishment of E-Home Household Service Technology Co., Ltd. (“WOFE”), as a wholly-owned subsidiary of E-Home Hong Kong in Fujian, PRC; (iv) the entry by WFOE into contractual arrangements with Pingtan Comprehensive Experimental Area E Home Service Co., Ltd. (“E-Home Pingtan”) and Fuzhou Bangchang Technology Co. Ltd. (“Fuzhou Bangchang”) and their shareholders. The Company, E-Home Hong Kong and WFOE are all holding companies and had not commenced operation until this reorganization was complete. A reorganization of the Company’s legal structure was completed in February 2019.

As all the entities involved in the process of the Reorganization are under common control before and after the Reorganization, the Reorganization is accounted for in a manner similar to a pooling-of-interest with the assets and liabilities of the parties to the Reorganization carried over at their historical amounts.

Dissolution of the Company’s variable interest entity structure

On October 18, 2021, E-Home WFOE entered into an equity transfer agreement with each of E-Home Pingtan and Fuzhou Bangchang and their respective shareholders, pursuant to which E-Home WFOE exercised the options to acquire all of the equity interests in each of E-Home Pingtan and Fuzhou Bangchang from their respective shareholders. Upon the registration of the equity transfers with the local governmental authorities as of October 27, 2021, the equity transfers were closed, the company’s VIE structure was dissolved and each of E-Home Pingtan and Fuzhou Bangchang became a wholly owned indirect subsidiary of the Company.

Equity transfer agreements

Acquisition of non-controlling interest in HAPPY

On August 10, 2021, the Company’s PRC subsidiary, E-Home Pingtan entered into an equity transfer agreement to acquire the remaining 33% equity interests of Fujian Happiness Yijia Family Service Co., Ltd. (“HAPPY”) in consideration of $466,889 (RMB 3,000,000), with $54,462 (RMB 350,000) paid in August 2021 and $412,427 (RMB 2,650,000) paid in March 2022. The transaction to acquire the remaining 33% equity interests of HAPPY was closed in August 2021 and after the acquisition, E-Home Pingtan owns 100% of the equity interest of HAPPY.

In USD

Purchase consideration	466,889

Noncontrolling interests	(14,558)
Additional paid-in capital	481,447
466,889

E-HOME HOUSEHOLD SERVICE HOLDINGS LIMITED

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Reverse stock split

On October 3, 2022, the Company’s board of directors approved to effect a one-for-twenty reverse stock split of its ordinary shares (the “one-for-twenty Reverse Stock Split”) with the market effective on October 4, 2022, such that the number of the Company’s authorized preferred and ordinary shares remain unchanged, and the par value of each ordinary share is increased from US$0.0001 to US$0.002. As a result of the one-for-twenty Reverse Stock Split, each twenty pre-split ordinary shares outstanding were automatically combined and converted to one issued and outstanding ordinary share without any action on the part of the shareholder. No fractional ordinary shares were issued to any shareholders in connection with the reverse stock split. Each shareholder was entitled to receive one ordinary share in lieu of the fractional share that would have resulted from the reverse stock split. As of October 3, 2022 (immediately prior to the effective date), there were 121,270,556 ordinary shares outstanding, and the number of ordinary shares outstanding after the Reverse Stock Split was 6,062,762 shares, taking into account of the effect of rounding fractional shares into whole shares. In addition, all options and any other securities of the Company outstanding immediately prior to the one-for-twenty Reverse Stock Split (to the extent they don’t provide otherwise) have been appropriately adjusted by dividing the number of ordinary shares into which the options and other securities are exercisable by 20 and multiplying the exercise price thereof by 20, as a result of the one-for-twenty Reverse Stock Split.

On April 12, 2023, the Company announced the effect of a one-for ten reverse stock split of its ordinary shares (the “one-for-ten Reverse Stock Split”) approved by the Company’s Annual General Meeting of Shareholders held on March 28, 2023. As a result of the one-for-ten Reverse Stock Split, each ten pre-split ordinary shares outstanding were automatically combined and converted to one issued and outstanding ordinary share without any action on the part of the shareholder. No fractional ordinary shares were issued to any shareholders in connection with the reverse stock split.

The number of ordinary shares outstanding as of December 31, 2021, June 30, 2022 and 2021, and for the six months ended December 31, 2022 and 2021 were retrospectively adjusted for effect of reverse stock split on October 4, 2022 and April 13, 2023.

The Company’s major consolidated subsidiaries are as follows:

Name	Date of Incorporation	Place of Organization	% of Ownership
E-Home Household Service Holdings Limited	October 16, 2018	Hong Kong	100%
E-Home Household Service Technology Co., Ltd.	December 5, 2018	PRC	100%
Pingtan Comprehensive Experimental Area E Home Service Co., Ltd.	April 1, 2014	PRC	100%
Fuzhou Bangchang Technology Co. Ltd.	March 15, 2007	PRC	100%
Fuzhou Yongheng Xin Electric Co., Ltd. (“YHX”)	October 12, 2004	PRC	100%
Fujian Happiness Yijia Family Service Co., Ltd.	January 19, 2015	PRC	100%
Yaxing Human Resource Management (Pingtan)Co., Ltd.	July 6, 2018	PRC	51%
Fuzhou Gulou Jiajiale Family Service Co. Ltd.	February 28, 2019	PRC	100%
Yaxin Human Resource Management (Fuzhou) Co., Ltd.	September 10, 2021	PRC	100%
Putian Youyou Housekeeping Co., Ltd. (“Youyou”)	April 3, 2014	PRC	60%
Zhongrun (Fujian) Pharmaceutical Co., Ltd. (“Zhongrun”)	January 13, 2017	PRC	75%
Fujian Chuangying Business School Co., Ltd. (“Chuangying”)	September 9, 2013	PRC	100%

The accompanying condensed consolidated financial statements include the financial statements of the Company and its subsidiaries.

NOTE 2 – SIGNIFICANT ACCOUNTING POLICIES

Interim Financial Statements

These unaudited condensed consolidated financial statements have been prepared in accordance with generally accepted accounting principles in the United States (“US GAAP”) for interim financial information and with the instructions to Form 6-K and Regulation S-X. Accordingly, the condensed consolidated financial statements do not include all of the information and footnotes required by generally accepted accounting principles for complete financial statements. In the opinion of management, all adjustments considered necessary for a fair presentation have been included and such adjustments are of a normal recurring nature. These condensed consolidated financial statements should be read in conjunction with the consolidated financial statements for the year ended June 30, 2022 and notes thereto and other pertinent information contained in our Form 20-F the Company has filed with the Securities and Exchange Commission (the “SEC”) on November 4, 2022. The results of operations for the six months ended December 31, 2022, are not necessarily indicative of the results to be expected for the full fiscal year ending June 30, 2023.

E-HOME HOUSEHOLD SERVICE HOLDINGS LIMITED

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Principles of Consolidation

The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“US GAAP”) and have been consistently applied. The accompanying consolidated financial statements include the financial statements of E-Home Household Service Holdings Limited and its subsidiaries. All inter-company balances and transactions have been eliminated upon consolidation.

Use of estimates

In preparing the consolidated financial statements in conformity with US GAAP, management makes estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. These estimates are based on information as of the date of the consolidated financial statements. Significant estimates required to be made by management include, but are not limited to, the valuation of accounts receivable, prepayments, and other receivables, useful lives of property and equipment and intangible assets, the recoverability of long-lived assets, long-term investment and goodwill, and provision necessary for contingent liabilities. Actual results could differ from those estimates.

Cash and cash equivalents

Cash and cash equivalents include cash on hand, cash accounts, interest bearing savings accounts and time certificates of deposit with a maturity of three months or less when purchased. The Company considers all highly liquid investment instruments with an original maturity of three months or less from the date of purchase to be cash equivalents. The Company maintains most of the bank accounts in the PRC. Cash balances in bank accounts in PRC are not insured by the Federal Deposit Insurance Corporation or other programs.

Accounts receivable, net

Accounts receivable are recognized and carried at original invoiced amount less an estimated allowance for uncollectible accounts. The Company usually determines the adequacy of reserves for doubtful accounts based on individual account analysis and historical collection trends. The Company establishes a provision for doubtful receivables when there is objective evidence that the Company may not be able to collect amounts due. The allowance is based on management’s best estimates of specific losses on individual exposures, as well as a provision on historical trends of collections. Based on management of customers’ credit and ongoing relationship, management makes conclusions whether any balances outstanding at the end of the period will be deemed uncollectible on an individual basis and on aging analysis basis. The provision is recorded against accounts receivables balances, with a corresponding charge recorded in the consolidated statements of operations and other comprehensive (loss) income. Delinquent account balances are written-off against the allowance for doubtful accounts after management has determined that the likelihood of collection is not probable. As of December 31, 2022 and June 30, 2022, the Company determined that all accounts receivable were collectible and thus the allowance for doubtful accounts were $0 and $0, respectively.

Loan receivables

Loan receivables are recognized when cash is advanced to the borrowers. Short-term loan receivables are carried at fair value when the fair value option is elected. The Company usually determines the adequacy of reserves for doubtful loan receivables based on individual account analysis and establishes a provision for doubtful loan receivables when there is objective evidence that the Company may not be able to collect amounts due. The allowance is based on management’s best estimates of specific losses on individual exposure. As of December 31, 2022 and June 30, 2022, the Company determined that all loans receivable were collectible and thus the allowance for loan receivables were $0 and $0, respectively.

Advances to suppliers

Advances to suppliers refer to advances for purchase of inventories or services, which are applied against accounts payable when the inventories or services are received.

The Company reviews a supplier’s credit history and background information before advancing a payment. If the financial condition of its suppliers were to deteriorate, resulting in an impairment of their ability to deliver goods or provide services, the Company would write off such amount in the period when it is considered as impaired. The allowance for advances to suppliers recognized as of December 31, 2022 and June 30, 2022 were $0 and $0, respectively.

Inventories

Inventories primarily include purchased accessories, appliances and E-watches for senior care services. Cost of inventories is based on purchase costs and is determined by the weighted-average method. Inventories are stated at the lower of cost or net realizable value. Net realizable value represents the anticipated selling price, net of distribution cost and other costs related to selling the inventories. For the six months ended December 31, 2022 and 2021, the Company recorded no impairment provision of inventories for lower of cost or net realizable value, respectively.

E-HOME HOUSEHOLD SERVICE HOLDINGS LIMITED

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Property, plant and equipment, net

Property, plant and equipment are stated at cost less accumulated depreciation. Maintenance and repairs are charged to expense as incurred. Depreciation is provided on the straight-line method based on the estimated useful lives of the assets as follows:

Useful Lives
Buildings and improvements	20 Years
Office and electronic equipment	3 - 5 Years
Motor vehicles	4 - 10 Years
Machinery	5 - 10 Years

Expenditures for maintenance and repairs, which do not materially extend the useful lives of the assets, are charged to expense as incurred. Expenditures for major renewals and betterment which substantially extend the useful life of assets are capitalized. The cost and related accumulated depreciation of assets retired or sold are removed from the respective accounts, and any gain or loss is recognized in the consolidated statements of income and other comprehensive (loss) income in other income or expenses.

Intangible assets, net

Intangible assets consist of software acquired from third parties, customer relationships, copyrights and trademarks acquired from business combination and senior care service app developed by the Company. The Company has purchased software from third parties used for operation management and developed an app for its senior care service. Customer relationships include but are not limited to: (1) customer contracts and related customer relationships, (2) noncontractual customer relationships, (3) customer lists, and (4) order or production backlog acquired by the Company from business combination. In accordance with ASC 805-20-55, customer relationships should be recognized separately from goodwill if it meets either of the following criteria: (1) contractual-legal criterion: the intangible asset arises from contractual or other legal rights (regardless of whether those rights are transferable or separable from the acquired business or from other rights and obligations); or (2) separability criterion: the intangible asset is capable of being separated or divided from the acquired business and sold, transferred, licensed, rented, or exchanged.

Intangible assets with finite lives are carried at cost less accumulated amortization. All intangible assets with finite lives are amortized using the straight-line method over their estimated useful lives. Software, senior care service app, copyrights, trademarks and customer relationships are amortized on a straight-line basis over the estimated economic useful lives of five to ten years.

Goodwill

Goodwill represents the excess of the purchase price over the fair value of the identifiable net assets acquired in a business combination. The Company assesses goodwill for impairment in accordance with ASC Subtopic 350-20, Intangibles—Goodwill and Other: Goodwill (“ASC 350-20”), which requires that goodwill to be tested for impairment at the reporting unit level at least annually and more frequently upon the occurrence of certain events, as defined by ASC 350-20.

The Company has the option to assess qualitative factors first to determine whether it is necessary to perform the quantitative test in accordance with ASC 350-20. In the qualitative assessment, the Company considers primary factors such as industry and market considerations, overall financial performance of the reporting unit, and other specific information related to the operations. If the Company believes, as a result of the qualitative assessment, that it is more-likely-than-not that the fair value of the reporting unit is less than its carrying amount, the quantitative impairment test described above is required. Otherwise, no further testing is required. The quantitative impairment test compares the fair value of the reporting unit with its carrying amount, including goodwill. If the carrying amount of a reporting unit exceeds its fair value, an impairment loss shall be recognized in an amount equal to that excess.

The Company performed qualitative assessments for the goodwill. Based on the requirements of ASC 350-20, the Company evaluated all relevant factors including, but not limited to, macroeconomic conditions, industry and market conditions, financial performance, and the share price of the Company. The Company weighed all factors in their entirety and concluded that it was not more-likely-than-not the fair value was less than the carrying amount of goodwill, and further impairment testing on goodwill was unnecessary as of December 31, 2022.

On disposal of a portion of reporting unit that constitutes a business, the attributable amount of goodwill is included in the determination of the amount of gain or loss recognized upon disposal. When the Group disposes of a business within the reporting unit, the amount of goodwill disposed is measured on the basis of the relative fair value of the business disposed and the portion of the reporting unit retained. This relative fair value approach is not used when the business to be disposed was not integrated into the reporting unit after its acquisition, in which case the current carrying amount of the acquired goodwill should be included in the carrying amount of the business to be disposed.

E-HOME HOUSEHOLD SERVICE HOLDINGS LIMITED

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Impairment of long-lived assets other than goodwill

Long-lived assets are reviewed for impairment when events or changes in circumstances indicate that the carrying amount of these assets may not be recoverable. Long-lived assets with carrying values that are not expected to be recovered through future cash flows are written down to their estimated fair values. The carrying value of a long-lived asset is deemed not recoverable if it exceeds the sum of undiscounted cash flows expected to result from the use and eventual disposition of the asset. If the asset’s carrying value exceeds the sum of its undiscounted cash flows, a non-cash asset impairment charges equal to the excess of the asset’s carrying value over its estimated fair value is recorded. Fair value is defined as the price that would be received to sell an asset or be paid to transfer a liability in an orderly transaction between market participants at a specified measurement date. We measure fair value using market price indicators or, in the absence of such data, appropriate valuation techniques.

Leases

Leases are classified at lease commencement date as either a finance lease or an operating lease. A lease is a finance lease if it meets any of the following criteria: (a) the lease transfers ownership of the underlying asset to the lessee by the end of the lease term. (b) the lease grants the lessee an option to purchase the underlying asset that the lessee is reasonably certain to exercise, (c) the lease term is for the major part of the remaining economic life of the underlying asset, (d) the present value of the sum of the lease payments and any residual value guaranteed by the lessee that is not already reflected in the lease payments equals or exceeds substantially all of the fair value of the underlying asset or (e) the underlying asset is of such a specialized nature that it is expected to have no alternative use to the lessor at the end of the lease term. When none of the criteria meets, the lease shall be classified as an operating lease.

For lessee, a lease is recognized as a right-of-use asset with a corresponding liability at lease commencement date. The lease liability is calculated at the present value of the lease payments not yet paid by using the lease term and discount rate determined at lease commencement. The right-of-use asset is calculated as the lease liability, increased by any initial direct costs and prepaid lease payments, reduced by any lease incentives received before lease commencement. The right-of-use asset itself is amortized on a straight-line basis unless another systematic method better reflects how the underlying asset will be used by and benefits the lessee over the lease term.

In February 2016, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) No. 2016-02, Leases (Topic 842). The amendments in this ASU require an entity to recognize a right-of-use asset and lease liability for all leases with terms of more than 12 months. Recognition, measurement and presentation of expenses will depend on classification as a finance or operating lease. The amendments also require certain quantitative and qualitative disclosures about leasing arrangements. The Company adopted ASC 842 for the year ended June 30, 2017 by using a modified retrospective transition approach in the accompanying financial statements of the Company. The adoption of this standard had a material impact on the Company’s financial position, with no material impact on the results of operations and cash flows (see Note 10 and Note 11).

Convertible note- cash conversion feature

ASC 470, Debt, requires the liability and equity components of convertible debt instruments that may be settled in cash upon conversion to be separately accounted for in a manner that reflects the issuer’s nonconvertible debt borrowing rate. ASC 470-20 requires that the initial proceeds from the sale of these notes be allocated between a liability component and an equity component in a manner that reflects interest expense at the interest rate of similar nonconvertible debt that could have been issued by the Company at such time. We measured the estimated fair value of the debt component of our convertible notes as of the issuance date based on our nonconvertible debt borrowing rate. The equity components of the convertible senior notes have been reflected within additional paid-in capital in our consolidated balance sheet, and the resulting debt discount is amortized over the period during which the convertible notes are expected to be outstanding (through the maturity date) as additional non-cash interest expense.

Freestanding instruments-warrants

Per ASC 470-20-30-2, when detachable warrants (detachable call options) are issued in conjunction with a debt instrument as consideration in purchase transactions, the amounts attributable to each class of instrument issued shall be determined separately, based on values at the time of issuance.

(1) The first step in determining the proper accounting for warrants is to determine whether the equity-linked component is free standing financial instrument of embedded in a host instrument. According to the warrant agreement, the debt and warrant agreements were both entered into by the parties on December 20, 2021 and May 13, 2022 warrants were issued as part of the subscription agreement with the note holders. The holder can transfer the warrant to any person or entity in accordance with the warrant agreement as long as there is a registration statement effective. The warrants can be exercised any time after issuance dates and prior to the expiration date. The debt can remain outstanding even after the warrants are exercised. Based on the above facts, the warrants should be considered as a freestanding instrument.

(2) The next step is to determine whether the free-standing instrument is within the scope of ASC 480. The warrants are not within the scope of ASC 480 because the warrant is not considered a mandatorily redeemable financial instrument. The Company has no obligation to redeem the shares or settle the obligation by transferring assets.

(3) The last step is to determine if the freestanding instrument should be accounted for as an equity instrument or liability within the guidance of ASC 815-40. The Company determines the value of the warrants using the Black- Scholes Option Pricing Model (“Black-Scholes”) using the stock price on the date of issuance, the risk-free interest rate associated with the life of the debt, and the volatility of the stock.

E-HOME HOUSEHOLD SERVICE HOLDINGS LIMITED

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Based on the above analysis, the Company concluded that the warrant shall be classified as equity and is recorded at fair value. Subsequent re-measurement is not required.

Convertible debt – derivative treatment

When the Company issues debt with a conversion feature, we must first assess whether the conversion feature meets the requirements to be treated as a derivative, as follows: a) one or more underlying, typically the price of our common stock; b) one or more notional amounts or payment provisions or both, generally the number of shares upon conversion; c) no initial net investment, which typically excludes the amount borrowed; and d) net settlement provisions, which in the case of convertible debt generally means the stock received upon conversion can be readily sold for cash. An embedded equity-linked component that meets the definition of a derivative does not have to be separated from the host instrument if the component qualifies for the scope exception for certain contracts involving an issuer’s own equity. The scope exception applies if the contract is both a) indexed to its own stock; and b) classified in shareholders’ equity in its statement of financial position.

If the conversion feature within convertible debt meets the requirements to be treated as a derivative, we estimate the fair value of the convertible debt derivative upon the date of issuance. If the fair value of the convertible debt derivative is higher than the face value of the convertible debt, the excess is immediately recognized as interest expense. Otherwise, the fair value of the convertible debt derivative is recorded as a liability with an offsetting amount recorded as a debt discount, which offsets the carrying amount of the debt. The convertible debt derivative is revalued at the end of each reporting period and any change in fair value is recorded as a gain or loss in the statement of operations. The debt discount is amortized through interest expense over the life of the debt. The Company did not identify any derivative in their convertible notes issued during the reporting period.

Fair value of financial instruments

The fair value of a financial instrument is defined as the exchange price that would be received from an asset or paid to transfer a liability (as exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants at the measurement date. The carrying amounts of financial assets and liabilities, such as cash and cash equivalents, time deposits, accounts receivable, prepaid expenses and other current assets, accounts payable, and other current liabilities, approximate their fair values because of the short maturity of these instruments and market rates of interest.

ASC 820 requires certain disclosures regarding the fair value of financial instruments. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A three-level fair value hierarchy prioritizes the inputs used to measure fair value. The hierarchy requires entities to maximize the use of observable inputs and minimize the use of unobservable inputs. The three levels of inputs used to measure fair value are as follows:

Level 1 –	Quoted prices in active markets for identical assets and liabilities.

E-HOME HOUSEHOLD SERVICE HOLDINGS LIMITED

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Level 2 –	Quoted prices in active markets for similar assets and liabilities, or other inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the financial instrument.

Level 3 –	Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets and liabilities. This includes certain pricing models, discounted cash flow methodologies and similar techniques that use significant unobservable inputs.

The Company considers the carrying amount of its financial assets and liabilities, which consist primarily of cash and cash equivalents, accounts receivable, advances to suppliers, prepayment, receivables and other current assets, due from related parties, loan receivables, accounts payable and advances from customers to approximate the fair value of the respective assets and liabilities as of December 31, 2022 and June 30, 2022 owing to their short-term or immediate nature.

Revenue recognition

The Company adopted Accounting Standards Codification No. 606, Revenue from Contracts with Customers (ASC 606) beginning January 1, 2018 and elected to adopt ASC 606 under the modified retrospective method. This guidance was applied retrospectively to the most current period presented in the Company’s consolidated financial statements. The adoption of ASC 606 did not have a material impact on the consolidated financial statements of the Company.

The Company generates revenues primarily from installation & maintenance, housekeeping services, senior care services, sales of pharmaceutical products and educational consulting services. The Company sells its installation & maintenance and housekeeping services through a third-party service provider WeChat platform. The Company’s revenues are subject to value added tax (“VAT”). To record VAT payable, the Company uses the gross presentation method, which presents the taxable services and the available input VAT amount (at the rate applicable to the supplier). Revenues are recorded net of VAT in accordance with the ASC 606. The recognition of revenues involves certain management judgments. The amount and timing of our revenues could be materially different for any period if management made different judgments or utilized different estimates.

The Company does not have amounts of contract assets since revenue is recognized as control of goods or services is transferred. The contract liabilities consist of advance payments from customers. The contract liabilities are reported in a net position on a customer-by-customer basis at the end of each reporting period. All contract liabilities are included in advance from customers in the condensed consolidated balance sheets. As of December 31, 2022 and June 30, 2022, the Company record advance from customers of $2,213,847 and $2,251,072, respectively

Installation & maintenance

Installation and maintenance services mainly consist of the following services: technical home installation and repair, maintenance and other after sale services. Revenues from installation and maintenance services are recognized at a point in time once the service is transferred to the customer. For service arrangements that include multiple performance obligations, revenues are allocated to each performance obligation based on its standalone selling price. The Company allocates arrangement consideration in multiple-deliverable revenue arrangements at the inception of an arrangement to all deliverables based on the relative selling price method, generally based on the best estimate of selling price. The Company, acting as principal, contracts with third-party service providers (i.e., service outlets), acting as agents. The Company is responsible for market development and providing the customer information to the service provider, directing the outlet to provide services and coordination with the customer, while the service provider provides the door-to-door service. The price of services is set by the Company and the service provider is only responsible for collection of payments. When the Company’s end customers place orders online for services, they pay either a required visit fee or the estimated full amount of service fee through third-party payment platforms, such as WeChat Pay and Alipay. The Company chooses the service provider by the proximity principle. If the customer is not satisfied with the chosen provider, the service provider can be re-selected. Regardless of the service provider’s performance, the Company is still liable to complete the orders. If the end customer fails to pay after satisfactory service is provided and the service provider is unable to collect payment from the end customer, the Company will communicate directly with the end customer. The service provider is not obligated to pay the Company. To minimize our risk, the service provider will remit payment of any outstanding receivables each month.

E-HOME HOUSEHOLD SERVICE HOLDINGS LIMITED

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Housekeeping services

Housekeeping services refer to services including housecleaning, nanny service, maternity matron and personnel staffing. Revenues from housekeeping are recognized at a point in time upon completion of services to the customer based on the relative selling price method. The Company considers whether the nature of its promise is a performance obligation to provide the specified goods or services itself (that is, the entity is a principal) or to arrange for the other party to provide those goods or services (that is, the entity is an agent). The Company determines it is a principal and recognizes revenues at the gross amount received for the services.

Senior care services

Senior care services refer to services including BP, heart rate test, daily steps count, location and track record, call for help by Wechat or phone, and other care services rendered to senior customers through an E-watch, which is given to the customers when they pay the annual fees. The customers sign a contract for the services with the Company. The contract term is normally one year. The revenues from senior care services are allocated into the revenue from the E-watch sold and the revenue of the services provided. Revenues from the E-watch sold are recognized at a point in time once customers receive the E-watch and the revenues from the services provided are recognized over the service period. The Company considers whether the nature of its promise is a performance obligation to provide the specified goods or services itself (that is, the entity is a principal) or to arrange for the other party to provide those goods or services (that is, the entity is an agent). The Company determines it is a principal and recognizes revenues at the gross amount received for the services.

Disaggregation of revenue from contracts with customers

During the process of performing the installation and maintenance services, the Company also sells household appliance accessories such as air conditioner parts to its customers according to the customers’ needs. The Company did not sell these household appliance accessories separately. The senior care services consist of the sale of E-watch and the care services. The E-watch cannot be sold to the customers solely without the care services, and the care services should be rendered by the E-watch. Consequently, the Company regards these operating activities as operating in one material segment, being the revenue of senior care services.

Based on the above discussion, the Company disaggregated sales of household appliance accessories from installation and maintenance revenue and senior care services revenue into the sales of the E-watch and the care service. Sales of household appliance accessories and E-watches are recognized in revenue at a point in time while revenue from care service is recognized over a period.

Sales of pharmaceutical products

The Company also generates revenues from sales of pharmaceutical products to its customers, which are mainly pharmaceutical stores in PRC. Under the adoption of ASC 606, the Company recognized revenues in a manner to depict the transfer of goods to a customer at an amount that reflects the consideration expected to be received in exchange for those goods. The Company considers revenue realized or realizable and earned when all the five following criteria are met: (1) identify the contract with a customer, (2) identify the performance obligations in the contract, (3) determine the transaction price, (4) allocate the transaction price to the performance obligations in the contract, and (5) recognize revenue when (or as) the entity satisfies a performance obligation.

The Company considers customer purchase orders to be the contracts with a customer. As part of its consideration of the contract, the Company evaluates certain factors including the customer’s ability to pay (or credit risk). For each contract, the Company considers the promise to transfer products, each of which is distinct, to be the identified performance obligations. The Company considers whether the nature of its promise is a performance obligation to provide the specified goods itself (that is, the entity is a principal) or to arrange for the other party to provide those goods (that is, the entity is an agent). The Company determines it is a principal and recognizes revenues at the gross amount received for the goods. The Company controls the specified good before that good is transferred to its customers based on the following indicators: (1) the Company is primarily responsible for fulfilling the promise to provide the specified good, (2) the Company bears the inventory risk before or after (i.e., customer has a right of return) the specified good has been transferred to a customer, (3) the Company has discretion in setting the price for the specified good.

E-HOME HOUSEHOLD SERVICE HOLDINGS LIMITED

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

In determining the transaction price, the Company evaluates whether the price is subject to refund or adjustment to determine the net consideration to which the Company expects to be entitled. The Company provide its customers with rights to return the sold goods for several days after the customers’ acceptance of the goods and can reasonably estimates return provision for the goods. The product return provisions are estimated based on (1) historical rates, (2) specific identification of outstanding returns not yet received from customers and outstanding discounts and claims and (3) estimated returns, discounts and claims expected, but not yet finalized with customers. The Company analyzed historical refund claims for defective products and concluded that they have been immaterial since the Company can return the goods returned from the customers to its suppliers.

Revenues are reported net of all VAT. As the Company’s standard payment terms are less than one year, the Company has elected the practical expedient under ASC 606-10-32-18 to not assess whether a contract has a significant financing component. The Company allocates the transaction price to each distinct product based on their relative standalone selling price.

Revenue is recognized when control of the product is transferred to the customer (i.e., when the Company’s performance obligation is satisfied at a point in time), which typically occurs at delivery. Prices are determined based on negotiations with the Company’s customers when signing the contracts and are not subject to adjustment.

Educational consulting services

The Company also generates revenues from providing educational consulting services to its customers. Revenues from educational consulting services are recognized at a point in time upon completion of services to the customer based on the relative selling price method. The Company considers whether the nature of its promise is a performance obligation to provide the specified goods or services itself (that is, the entity is a principal) or to arrange for the other party to provide those goods or services (that is, the entity is an agent). The Company determines it is a principal and recognizes revenues at the gross amount received for the services.

Cost of revenues

Cost of revenues consists of service fees paid to staff, outlets, suppliers and the cost of products sold.

Government subsidies

Government subsidies as the compensation for expenses or losses already incurred or for the purpose of giving immediate financial support to the Company with no future related cost are recognized in profit or loss in the period in which they become receivable. Government subsidies are recognized when received and all the conditions for their receipt have been met.

For the six months ended December 31, 2022 and 2021, the Company received government subsidies of $43,616 and $0, respectively. The grants were recorded as other income in the consolidated financial statements.

Income taxes

Income taxes are provided on an asset and liability approach for financial accounting and reporting of income taxes. Any PRC tax paid by subsidiaries during the year is recorded. Deferred income taxes are recognized for all significant temporary differences at enacted rates and classified as current or non-current based upon the classification of the related asset or liability in the financial statements. A valuation allowance is provided to reduce the amount of deferred tax assets if it is considered more likely than not that some portion of, or all, the deferred tax asset will not be realized.

Ordinary shares

The Company accounts for repurchased ordinary shares under the cost method and includes such treasury stock as a component of the common shareholders’ equity. Cancellation of treasury stock is recorded as a reduction of ordinary shares, additional paid-in capital and retained earnings, as applicable. An excess of purchase price over par value is allocated to additional paid-in capital first with any remaining excess charged entirely to retained earnings.

Related parties

Parties are considered to be related if one party has the ability, directly or indirectly, to control the other party or exercise significant influence over the other party in making financial and operating decisions. Parties are also considered to be related if they are subject to common control or significant influence, such as a family member or relative, shareholder, or a related corporation.

E-HOME HOUSEHOLD SERVICE HOLDINGS LIMITED

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Earnings per share

The Company computes earnings per share (“EPS”) in accordance with ASC 260, “Earnings per Share”. ASC 260 requires companies with complex capital structures to present basic and diluted EPS. Basic EPS is measured as net income divided by the weighted average ordinary shares outstanding for the period. Diluted EPS is similar to basic EPS but presents the dilutive effect on a per share basis of potential ordinary shares (e.g., convertible securities, options and warrants) as if they had been converted at the beginning of the periods presented, or issuance date, if later. Potential ordinary shares that have an anti-dilutive effect (i.e., those that increase income per share or decrease loss per share) are excluded from the calculation of diluted EPS. There were no potentially dilutive ordinary shares during the six months ended December 31, 2022 and 2021.

Comprehensive (loss) income

Comprehensive (loss) income is defined as the change in equity of the Company during a period arising from transactions and other events and circumstances excluding transactions resulting from investments by shareholders and distributions to shareholders. Comprehensive income or loss is reported in the consolidated statements of operations and other comprehensive (loss) income. Accumulated other comprehensive (loss) income, as presented on the accompanying consolidated balance sheets, consists of accumulated foreign currency translation adjustments.

Foreign currency translation

The Company’s principal country of operations is the PRC. The financial position and results of its operations are determined using RMB, the local currency, as the functional currency. The consolidated financial statements are reported using U.S. Dollars. The results of operations and the statement of cash flows denominated in foreign currency are translated at the average rate of exchange during the reporting period. Assets and liabilities denominated in foreign currencies at the balance sheet date are translated at the applicable rates of exchange in effect at that date. The equity denominated in the functional currency is translated at the historical rate of exchange at the time of capital contribution. Because cash flows are translated based on the average translation rate, amounts related to assets and liabilities reported on the consolidated statements of cash flows will not necessarily agree with changes in the corresponding balances on the consolidated balance sheets. Translation adjustments are included as a separate component of accumulated other comprehensive (loss) income.

The value of RMB against U.S. Dollar may fluctuate and is affected by, among other things, changes in the PRC’s political and economic conditions. Any significant revaluation of RMB may materially affect the Company’s consolidated financial condition in terms of U.S. Dollar reporting. The following table outlines the currency exchange rates that were used in the consolidated financial statements:

	December 31, 2022	June 30, 2022	December 31, 2021
Year-end spot rate	US$1= 6.9646 RMB	US$1= 6.7114 RMB	US$1= 6.3757 RMB
Average rate	US$1= 7.0087 RMB	US$1= 6.4661 RMB	US$1= 6.4266 RMB

Segment reporting

Operating segments, and the amounts of each segment item reported in the consolidated financial statements, are identified from the financial information provided regularly to the Company’s most senior executive management for the purposes of allocating resources to, and assessing the performance of, the Company’s various lines of business and geographical locations.

E-HOME HOUSEHOLD SERVICE HOLDINGS LIMITED

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Individually material operating segments are not aggregated for financial reporting purposes unless the segments have similar economic characteristics and are similar in respect of the nature of products and services, the nature of production processes, the type or class of customers, the methods used to distribute the products or provide the services, and the nature of the regulatory environment. Operating segments which are not individually material may be aggregated if they share a majority of these criteria. The Company’s five segments are installation & maintenance, housekeeping, senior care services, sales of pharmaceutical products, and educational consulting services. The Company launched senior care services and started generating revenue from this new segment in August 2019. Segments of sales of pharmaceutical products and educational consulting services were acquired from business combination during the six months ended December 31, 2022.

Business combinations

The Company accounts for its business combinations using the purchase method of accounting in accordance with ASC Topic 805, Business Combinations. The purchase method of accounting requires that the consideration transferred to be allocated to the assets, including separately identifiable assets and liabilities the Company acquired, based on their estimated fair values. The consideration transferred in an acquisition is measured as the aggregate of the fair values at the date of exchange of the assets given, liabilities incurred, and equity instruments issued as well as the contingent considerations as of the acquisition date. The costs directly attributable to the acquisition are expensed as incurred. Identifiable assets, liabilities and contingent liabilities acquired or assumed are measured separately at their fair value as of the acquisition date, irrespective of the extent of any noncontrolling interests. The excess of (i) the total of cost of acquisition, fair value of the noncontrolling interests and acquisition date fair value of any previously held equity interests in the acquiree over (ii) the fair value of the identifiable net assets of the acquiree, is recorded as goodwill. If the cost of acquisition is less than the fair value of the net assets of the subsidiary acquired, the difference is recognized directly in earnings.

In a business combination achieved in stages, the Company remeasures its previously held equity interest in the acquiree immediately before obtaining control at its acquisition-date fair value and the re-measurement gain or loss, if any, is recognized in “Others, net” in the consolidated statements of comprehensive (loss) income.

The determination and allocation of fair values to the identifiable assets acquired, liabilities assumed and noncontrolling interests is based on various assumptions and valuation methodologies requiring considerable judgment from management. The most significant variables in these valuations are discount rates, the number of years on which to base the cash flow projections, as well as the assumptions and estimates used to determine the cash inflows and outflows. The Company determines discount rates to be used based on the risk inherent in the related activity’s current business model and industry comparisons.

Commitments and contingencies

The Company follows subtopic 450-20 of the FASB Accounting Standards Codification to report accounting for contingencies. Certain conditions may exist as of the date the consolidated financial statements are issued, which may result in a loss to the Company, but which will only be resolved when one or more future events occur or fail to occur. The Company assesses such contingent liabilities, and such assessment inherently involves an exercise of judgment. There are no known commitments or contingencies as of December 31, 2022 and June 30, 2022.

Concentration of risks

Exchange rate risks

The Company’s Chinese subsidiaries may be exposed to significant foreign currency risks from exchange rate fluctuations and the degree of volatility of foreign exchange rates between the U.S. Dollar and the RMB. As of December 31, 2022 and June 30, 2022, the RMB denominated cash and cash equivalents amounted to $62,458,602 and $53,946,205, respectively.

Currency convertibility risks

Substantially all of the Company’s operating activities are transacted in RMB, which is not freely convertible into foreign currencies. All foreign exchange transactions take place either through the People’s Bank of China or other banks authorized to buy and sell foreign currencies at the exchange rates quoted by the People’s Bank of China. Approval of foreign currency payments by the People’s Bank of China or other regulatory institutions requires submitting a payment application form together with other information such as suppliers’ invoices, shipping documents and signed contracts.

E-HOME HOUSEHOLD SERVICE HOLDINGS LIMITED

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Concentration of credit risks

Financial instruments that potentially subject the Company to concentration of credit risks consist primarily of cash and cash equivalents and accounts receivable, the balances of which stated on the consolidated balance sheets represented the Company’s maximum exposure. The Company places its cash and cash equivalents in good credit quality financial institutions in China.

Risks and uncertainties

The operations of the Company are located in the PRC. Accordingly, the Company’s business, financial condition, and results of operations may be influenced by political, economic, and legal environments in the PRC, as well as by the general state of the PRC economy. The Company’s results may be adversely affected by changes in the political, regulatory and social conditions in the PRC. Although the Company has not experienced losses from these situations and believes that it is in compliance with existing laws and regulations including its organization and structure disclosed in Note 1, this may not be indicative of future results.

Recent accounting pronouncements

The Company considers the applicability and impact of all ASUs. Management periodically reviews new accounting standards that are issued.

In June 2016, the FASB issued ASU No. 2016-13, “Financial Instruments-Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments”. This amends guidelines on reporting credit losses for assets held at amortized cost basis and available-for-sale debt securities. For assets held at amortized cost basis, Topic 326 eliminates the probable initial recognition threshold in current U.S. GAAP and, instead, requires an entity to reflect its current estimate of all expected credit losses. The allowance for credit losses is a valuation account that is deducted from the amortized cost basis of the financial assets to present the net amount expected to be collected. For available-for-sale debt securities, credit losses should be measured in a manner similar to current U.S. GAAP, however Topic 326 will require that credit losses be presented as an allowance rather than as a write-down. ASU 2016-13 affects entities holding financial assets and net investment in leases that are not accounted for at fair value through net income. The amendments affect loans, debt securities, trade receivables, net investments in leases, off balance sheet credit exposures, reinsurance receivables, and any other financial assets not excluded from the scope that have the contractual right to receive cash. The amendments in this ASU will be effective for fiscal years beginning after December 15, 2019, including interim periods within those fiscal years. In November 2019, the FASB issued ASU No. 2019-10, Financial Instruments—Credit Losses (Topic 326), Derivatives and Hedging (Topic 815), and Leases (Topic 842): Effective Dates, which amended the effective date of ASU 2016-13. The amendments in these ASUs are effective for the Company’s fiscal years, and interim periods within those fiscal years beginning April 1, 2022. Early adoption is permitted. The Company adopted this guidance on July 1, 2022 and the adoption of this guidance did not have a material impact on the Company’s consolidated financial statements.

In August 2020, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) No. 2020-06, Accounting for Convertible Instruments and Contracts in an Entity’s Own Equity, as part of its overall simplification initiative to reduce costs and complexity of applying accounting standards while maintaining or improving the usefulness of the information provided to users of financial statements. Among other changes, the new guidance removes from GAAP separation models for convertible debt that require the convertible debt to be separated into a debt and equity component, unless the conversion feature is required to be bifurcated and accounted for as a derivative or the debt is issued at a substantial premium. As a result, after adopting the guidance, entities will no longer separately present such embedded conversion features in equity, and will instead account for the convertible debt wholly as debt. The new guidance also requires use of the “if-converted” method when calculating the dilutive impact of convertible debt on earnings per share, which is consistent with the Company’s current accounting treatment under the current guidance. The guidance is effective for financial statements issued for fiscal years beginning after December 15, 2021, and interim periods within those fiscal years, with early adoption permitted, but only at the beginning of the fiscal year, for public business entities that meet the definition of a SEC filer, excluding entities eligible to be smaller reporting companies as defined by the SEC. For all other entities, the amendments are effective for fiscal years beginning after December 15, 2023, including interim periods within those fiscal years. Early adoption is permitted. The Company as a small reporting company expects to adopt this guidance on July 1, 2024 and the adoption of this guidance will not have a material impact on the Company’s consolidated financial statements.

In October 2021, the FASB issued ASU No. 2021-08, Business Combinations (Topic 805): Accounting for Contract Assets and Contract Liabilities from Contracts with Customers (ASU 2021-08), which clarifies that an acquirer of a business should recognize and measure contract assets and contract liabilities in a business combination in accordance with Topic 606, Revenue from Contracts with Customers. The new amendments are effective for fiscal years beginning after December 15, 2022, including interim periods within those fiscal years. The amendments should be applied prospectively to business combinations occurring on or after the effective date of the amendments, with early adoption permitted. The Company is currently evaluating the impact of the new guidance on our consolidated financial statements.

In June 2022, the FASB issued ASU No. 2022-03, Fair Value Measurement (Topic 820) – Fair Value Measurement of Equity Securities Subject to Contractual Sale Restrictions, which stipulates that a contractual restriction on the sale of an equity security should not be considered part of the equity security’s unit of account and, therefore, should not be considered in measuring its fair value. For public business entities, the amendments in this Update are effective for fiscal years beginning after December 15, 2023, and interim periods within those fiscal years. The Company is currently evaluating the impact of the new guidance on our consolidated financial statements.

The Company does not believe other recently issued but not yet effective accounting statements, if recently adopted, would have a material effect on the Company’s consolidated balance sheets, statements of operations and other comprehensive (loss) income and statements of cash flows.

E-HOME HOUSEHOLD SERVICE HOLDINGS LIMITED

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 3 – BUSINESS COMBINATIONS

For the six months ended December 31, 2022, the Company completed several business combinations with total purchase consideration in aggregate was $19,948,542, among which $11,223,456 was allocated to goodwill. The Company expects to achieve significant synergies from such acquisitions which it plans to complement its existing businesses. Results of the acquired entities’ operations have been included in the Company’s consolidated financial statements since the acquisition date.

Goodwill, which is non-deductible for tax purposes, is primarily attributable to the synergies expected to be achieved from the acquisitions.

The valuations used in the purchase price allocation were determined by the Company with the assistance of independent third-party valuation firms. The valuation reports considered generally accepted valuation methodologies such as the income, market and cost approaches. As the acquirees are all private companies, the fair value estimates of pre-existing equity interests and debt investment or noncontrolling interests are based on significant inputs considered by market participants which mainly include (a) discount rate, (b) projected terminal value based on future cash flows, (c) equity multiples or enterprise value multiples of companies in the same industries and (d) adjustment for lack of control or lack of marketability.

According to the independent valuation reports, the purchase prices allocation to the assets acquired and liabilities assumed based on their fair values were as follows:

Acquisition of 75% ownership in Zhongrun

In USD
Fair value of total consideration transferred:
Equity instrument (32,702,121 ordinary shares issued, 606,223 shares retrospectively adjusted for effect of reverse stock split on October 4, 2022 and April 12, 2023)	11,350,319
Cash consideration	430,750
Total consideration	11,781,069

Recognized amounts of identifiable assets acquired and liability assumed:
Intangible assets - customer relationships	6,321,792
Deferred tax liabilities	(1,580,448)
Total identifiable net assets	8,624,393
Fair value of non-controlling interest	2,156,098
Goodwill	5,312,774

Acquisition of 60% ownership in Youyou

In USD
Fair value of total consideration transferred:
Equity instrument (2,702,826 ordinary shares issued, 13,514 shares retrospectively adjusted for effect of reverse stock split on October 4, 2022 and April 12, 2023)	2,000,091
Cash consideration	574,333
Total consideration	2,574,424

Recognized amounts of identifiable assets acquired and liability assumed:
Total identifiable net assets	329,725
Fair value of non-controlling interest	131,890
Goodwill	2,376,589

Acquisition of 100% ownership in Chuangying

In USD
Fair value of total consideration transferred:
Equity instrument (14,438,584 ordinary shares issued, 72,193 shares retrospectively adjusted for effect of reverse stock split on October 4, 2022 and April 12, 2023)	5,593,049
Total consideration	5,593,049

Recognized amounts of identifiable assets acquired and liability assumed:
Intangible assets - customer relationships	1,426,798
Intangible assets - copyrights and trademarks	242,556
Deferred tax liabilities	(417,338)
Total identifiable net assets	2,058,956
Fair value of non-controlling interest	-
Goodwill	3,534,093

E-HOME HOUSEHOLD SERVICE HOLDINGS LIMITED

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 4 – ACCOUNTS RECEIVABLE, NET

Accounts receivable consisted of the following as of December 31, 2022 and June 30, 2022:

	December 31, 2022	June 30, 2022
Accounts receivable, gross	$2,099,251	$877,931
Less: allowance for doubtful accounts	-	-
Accounts receivable, net	$2,099,251	$877,931

The Company recorded no allowance for doubtful accounts as of December 31, 2022 and June 30, 2022. The Company gives its customers credit period of 30 days to 90 days and continually assesses the recoverability of uncollected accounts receivable. As of December 31, 2022 and June 30, 2022, the balances of the Company’s accounts receivable were all due within 3 months. The Company expects the balances of accounts receivable will be collected in full.

NOTE 5 – PREPAYMENT, RECEIVABLES AND OTHER CURRENT ASSETS

Prepayments, receivables and other current assets as of December 31, 2022 and June 30, 2022, consisted of the following:

	December 31, 2022	June 30, 2022
Performance deposits*	$-	$2,086,003
Deposits for potential acquisitions**	125,173	6,011,058
Prepaid for marketing fee***	-	1,865,219
Prepaid services fee	-	545,732
Prepaid office deposit	-	14,006
Receivable from equity transfer****	861,500	-
Other prepaid expenses and current assets	622,620	743,392
Total prepayments, deposits and other current assets	$1,609,293	$11,265,410

*	In January 2020, E-Home Pingtan entered into three agreements with three new outlets for business cooperation purposes. These refundable performance deposits were mainly paid for the business introduction services in which the outlets promised to refer business and customers to E-Home Pingtan within three years. The outlets agreed to return the deposits to E-Home Pingtan in case of termination of the agreements. In April 2021, the Company terminated the agreement with one outlet and received refund of performance deposit from the outlet of $756,704. In January 2023, the Company renewed agreements with the two outlets for further business cooperation for three years and recorded the deposits as long-term deposits (see Note 12)

**

On April 30, 2021, the Company entered into two agreements with Premium Bright Corporate Advisory Limited (“Premium”) in which Premium will find target companies for the Company to acquire to expand its business into financial lending services. The Company prepaid a retainer of $1,800,000 to Premium in April 2021. In October 2022, the Company terminated the agreements with Premium and collected refund of the retainer in full amount.

On January 20, 2022, the Company and E-Home Pingtan entered into an equity transfer agreement to acquire 60% equity interests in YouYou Cleaning Co., Ltd. (“Youyou”) in consideration of (i) RMB4 million (approximately $0.60 million) in cash and (ii) 2,702,826 ordinary shares (13,514 retrospectively adjusted for effect of reverse stock split on October 4, 2022 and April 12, 2023) of the Company at a fair value of $2,000,091 (par value of $270 and additional paid-in capital of $1,999,821). The Company paid the consideration on February 3, 2022 and legal formalities to transfer the control to the Company were completed in November 2022.

On January 20, 2022, the Company and E-Home Pingtan entered into an equity transfer agreement to acquire 40% equity interests in Shenzhen Chinese Enterprises Industrial LianBao Appliance Service Co., Ltd. (“Lianbao”) in consideration for 5,823,363 ordinary shares (29,117 shares retrospectively adjusted for effect of reverse stock split on October 4, 2022 and April 12, 2023) issued on March 2, 2022 of the Company at a fair value of $3,743,258 (par value of $582 and additional paid-in capital of $3,742,676). In June 2022, the Company reached an agreement with Lianbao and its controlling shareholders to terminate the acquisition since the financial position of Lianbao had changed after the equity transfer agreement being signed. In accordance with the termination agreement all related issued shares will be returned by December 31, 2022. Accordingly, the Company has recorded the $1,747,009 as other receivables based on the fair value of the shares as of June 30, 2022 to be received and recorded fair value adjustment of $1,996,249 for the year ended June 30, 2022. As of December 31, 2022, the Company had not receive the related issued shares in accordance with the termination agreement and thus recorded fair value adjustment of $1,621,836 for the six months ended December 31, 2022.

***	The Company entered into several agreements with its suppliers for designing, marketing, and branding services. Prepaid marketing fees are amortized during the contract periods which range from 1 year to 3 years.

****

In December 2022, the Company transferred its 20% ownership in Fuzhou Fumao to an unaffiliated individual at cost value by completing the registration process with local governmental authorities on December 24, 2022. As of December 31, 2022, the Company recorded the receivable amount of equity transfer of $861,500 (RMB 6,000,000) in “prepayment, receivables and other current assets”. The Company expects to fully receive the amount as of June 30, 2023.

E-HOME HOUSEHOLD SERVICE HOLDINGS LIMITED

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 6 – LOAN RECEIVABLES

Loan receivables consisted of the following as of December 31, 2022 and June 30, 2022:

	December 31, 2022	June 30, 2022
Loan receivable – Jianping Guo	$3,931,680	$-
Loan receivable – Yuwin Group Limited	1,250,000	-
Total loan receivables	$5,181,680	$-

Loan receivables as of December 31, 2022 of $5,181,680 represented short-term loans the Company lent to one unaffiliated company and one affiliated individual. The loans were lent to Jianping Guo in July 2022 with maturity date on June 30, 2023. and Yuwin Group Limited in August 2022 with maturity date on February 28, 2023 These loans were unsecured and interest free lent for short-term liquidity needs. The Company collected the balance of loan receivable from Yuwin Group Limited in February 2023 and expected to collect balance of the loan receivable from Jianping Guo before June 30, 2023.

NOTE 7 – PROPERTY, PLANT AND EQUIPMENT, NET

Property, plant and equipment consisted of the following as of December 31, 2022 and June 30, 2022:

	December 31, 2022	June 30, 2022
Building and improvements	$5,150,077	$4,416,120
Office and electronic equipment	412,837	85,732
Motor vehicles	349,849	323,490
Machinery	183,048	-
Total property, plant and equipment, at cost	6,095,812	4,825,342
Less: accumulated depreciation	(838,998)	(230,238)
Property, plant and equipment, net	$5,256,814	$4,595,104

As of December 31, 2022 and June 30, 2022, there were not any pledged property, plant or equipment. The Company recorded depreciation expenses of $613,247 and $34,814 for the six months ended December 31, 2022 and 2021, respectively. For the six months ended December 31, 2022 and 2021, the Company recorded no impairment losses for property, plant and equipment.

For the six months ended December 31, 2022 and 2021, the Company purchased property, plant and equipment of $885,343 and $22,680 in cash, respectively. For the six months ended December 31, 2022, the Company acquired property, plant and equipment of $126,449 (cost of $551,389 and accumulated depreciation of $424,940) from business combinations. For the six months ended December 31, 2022, the Company disposed no property, plant and equipment.

NOTE 8 – INTANGIBLE ASSETS, NET

Intangible assets consisted of the following as of December 31, 2022 and June 30, 2022:

	December 31, 2022	June 30, 2022
Customer relationships	$7,748,590	$-
Copyrights and trademarks	242,556	-
Software	50,053	17,793
Senior care service app	43,075	44,700
Less: accumulated amortization	(754,136)	(38,530)
Intangible assets, net	$7,330,138	$23,963

On June 14, 2022 and December 20, 2022, the Company and its wholly owned subsidiary, E-Home Hong Kong, entered into equity transfer agreements with Zhongrun, a limited liability company established in China and Ms. Ling Chen, pursuant to which Ms. Chen agreed to transfer 55% and 20% of the equity interests in Zhongrun to E-Home Hong Kong, in consideration for the sum of (i) RMB3 million (approximately $0.453 million, not paid) in cash and (ii) 28,041,992 ordinary shares of the Company. On July 8, 2022, the Company issued 28,041,992 ordinary shares (140,210 shares retrospectively adjusted for effect of reverse stock split on October 4, 2022 and April 12, 2023) according to the equity transfer agreement at a fair value of $8,496,724 (par value of $2,804 and additional paid-in capital of $8,493,919). On December 20, 2022, the Company issued 4,660,129 ordinary shares (466,013 shares retrospectively adjusted for effect of reverse stock split on April 12, 2023) at an aggregate fair value of $2,853,596 (par value of $9,320 and additional paid-in capital of $2,844,276).

Based on the valuations report from independent third-party valuation firms used in the purchase price allocation, the Company recorded customer relationships of $6,321,792 with useful life of five years as intangible assets. The valuation reports considered generally accepted valuation methodologies such as the income, market and cost approaches. Customer relationships recorded by the Company includes Zhongrun’s practice of establishing relationships with its customers through contracts and regular contact by sales and representatives.

E-HOME HOUSEHOLD SERVICE HOLDINGS LIMITED

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

On July 30, 2022, the Company’s board of directors approved proposal per Mr. Xie to acquire 100% of the equity interests of Chuangying and its subsidiaries from Lin Jianying, in consideration for an aggregate of 14,438,584 ordinary shares (72,193 ordinary shares retrospectively adjusted for effect of reverse stock split on October 4, 2022 and April 12, 2023) of the Company valued at RMB39.2 million (approximately $5.59 million) with a per share issuance price equal to 130% of the average of the Nasdaq closing price for the consecutive twenty trading days preceding July 26, 2022, or $0.39.

Based on the valuations report from independent third-party valuation firms used in the purchase price allocation, the Company recorded customer relationships of $1,426,798 with useful life of ten years and copyrights and trademarks of $242,556 with useful life of five years as intangible assets. The valuation reports considered generally accepted valuation methodologies such as the income, market and cost approaches. Customer relationships recorded by the Company includes Chuangying’s practice of establishing relationships with its customers through contracts and regular contact by sales and representatives.

As of December 31, 2022 and June 30, 2022, there were no any pledged intangible assets to secure bank loans. The Company recorded amortization expense of $716,974 and $5,597 for the six months ended December 31, 2022 and 2021. For the six months ended December 31, 2022 and 2021, the Company recorded no impairment losses for intangible assets. For the six months ended December 31, 2022 and 2021, the Company recorded no disposal of intangible assets.

Estimated future amortization expense is as follows as of December 31, 2022:

Years ending December 31,	Amortization expense

2023	$1,465,813
2024	1,465,813
2025	1,465,813
2026	1,465,813
2027	1,455,549
Years after	11,337
$7,330,138

NOTE 9 – LONG-TERM INVESTMENT

The Company initiated the divestment process during July 2021 and on September 15, 2021 formally reduced its ownership in Fuzhou Fumao from 67% to 20% by completing the registration process with local governmental authorities. As part of the divesture process, the Company made an investment in Fuzhou Fumao of RMB 6,000,000 to retain an equity percentage of 20%. As of September 15, 2021, Fuzhou Fumao had nominal operations and the Company had no significant influence, as the Company does not participate in Fuzhou Fumao’s management or daily operations.

In December 2022, the Company transferred its 20% ownership in Fuzhou Fumao to an unaffiliated individual at cost value by completing the registration process with local governmental authorities on December 24, 2022. As of December 31, 2022, the carrying amount of long-term investment is $0 and the Company recorded the receivable amount of equity transfer of $861,500 (RMB 6,000,000) in “prepayment, receivables and other current assets”.

NOTE 10 – OPERATING LEASE RIGHT-OF-USE ASSETS, NET

Operating lease right -of-use assets, net were as follows as of December 31, 2022 and June 30, 2022:

	June 30, 2022	Increase/ (Decrease)	Exchange rate translation	December 31, 2022
Shou Hill Valley Area	$2,235,003	$-	$(81,254)	$2,153,749
Villas	2,205,984	-	(80,199)	2,125,785
Base Station Tower	260,356	-	(9,465)	250,891
Farmland*	2,235,003	-	(81,254)	2,153,749
Office	161,279	(154,438)	(6,841)	-
Warehouse**	-	740,813	4,691	745,504
Total right-of-use assets, at cost	7,097,625	586,375	(254,322)	7,429,678
Less: accumulated amortization	(1,047,160)	(345,306)	113,094	(1,279,372)
Right-of-use assets, net	$6,050,465	$241,069	$(141,228)	$6,150,306

*	On July 7, 2021, E-Home Pingtan entered into an agreement with an unaffiliated company and individual to obtain the right of use for farmland of 74 acers for $2,319,791 (RMB 15,000,000). The Company paid the full contract amount of $2,319,791 (RMB 15,000,000) to the individual in July 2021.

**

On December 1, 2016, Zhongrun entered into an agreement with an unaffiliated company and individual to obtain the right of use for warehouse of 7,199.38 square meters for $2,127,121 (RMB 14,814,544). The Company acquired the operating lease right-of-use assets from its acquisition of Zhongrun in July 2023.

E-HOME HOUSEHOLD SERVICE HOLDINGS LIMITED

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

The Company recognized lease expense for the operating lease right-of-use assets Shou Hill Valley Area and Villas over the lease periods which are 20 years. The Company recognized lease expense for the operating lease right-of-use asset Base Station Tower over the lease period which is 10 years. The Company recognized lease expense for the operating lease right-of-use asset Farmland over the lease period which is 12.5 years. The Company recognized lease expense for the operating lease right-of-use asset Office over the lease period which is 3 years. The Company recognized lease expense for the operating lease right-of-use asset Warehouse over the lease contract period, which was nine years.

NOTE 11 – FINANCE LEASE RIGHT-OF-USE ASSETS, NET

Finance lease right -of-use assets, net were as follows as of December 31, 2022 and June 30, 2022:

	June 30, 2022	Increase/ (Decrease)	Exchange rate translation	December 31, 2022
Company vehicles	$1,788,003	$-	$(65,004)	$1,722,999
Total right-of-use assets, at cost	1,788,003	-	(65,004)	1,722,999
Less: accumulated amortization	(670,501)	(85,608)	23,835	(732,274)
Right-of-use assets, net	$1,117,502	$(85,608)	$(41,169)	$990,725

The finance lease right-of-use asset is amortized over a 10-year period. The amortization period is 10 years and the discount rate used is 4.9%.

NOTE 12 – LONG-TERM DEPOSITS AND OTHER NON-CURRENT ASSETS

Long-term deposits and other current assets as of December 31, 2022 and June 30, 2022, consisted of the following:

	December 31, 2022	June 30, 2022
Deposits paid for leases	$1,036,296	$372,501
Performance deposits (Note 5)	2,010,166	-
Total	$3,046,462	$372,501

NOTE 13 – GOODWILL

For the six months ended December 31, 2022, the Company completed several business combinations with total purchase consideration in aggregate was $19,374,209, among which $11,223,456 was allocated to goodwill. The Company expects to achieve significant synergies from such acquisitions which it plans to complement its existing businesses. Results of the acquired entities’ operations have been included in the Company’s consolidated financial statements since the acquisition date.

Goodwill, which is non-deductible for tax purposes, is primarily attributable to the synergies expected to be achieved from the acquisitions.

The valuations used in the purchase price allocation were determined by the Company with the assistance of independent third-party valuation firms. The valuation reports considered generally accepted valuation methodologies such as the income, market and cost approaches. As the acquirees are all private companies, the fair value estimates of pre-existing equity interests and debt investment or noncontrolling interests are based on significant inputs considered by market participants which mainly include (a) discount rate, (b) projected terminal value based on future cash flows, (c) equity multiples or enterprise value multiples of companies in the same industries and (d) adjustment for lack of control or lack of marketability.

The purchase prices allocation to the assets acquired and liabilities assumed based on their fair values were included in Note 3. Business Combinations.

NOTE 14 – ACCOUNTS PAYABLE AND ACCRUED EXPENSES

The following is a summary of accounts payable and accrued expenses as of December 31, 2022 and June 30, 2022:

	December 31, 2022	June 30, 2022
Payable to suppliers	$4,539,730	$3,486,600
Salary and welfare payables	2,317,972	412,444
Accrued expenses and other current liabilities	2,412,824	699,032
Total	9,270,526	4,598,076

E-HOME HOUSEHOLD SERVICE HOLDINGS LIMITED

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 15 – ADVANCES FROM CUSTOMERS

Advance from customers as of December 31, 2022 and June 30, 2022 consisted of the following:

	December 31, 2022	June 30, 2022
Senior care services	$1,950,352	$1,769,289
Housekeeping services	263,495	481,783
Total	$2,213,847	$2,251,072

E-Home received annual fees from senior care services customers and recognized revenues over the contract period. The amounts advanced from customers from senior care services were $1,950,352 and $1,769,289 as of December 31, 2022 and June 30, 2022, respectively, which will be recognized as senior care services revenue within 12 months. E-Home received advance from housekeeping services customers and recognized revenues when services are provided. The amounts advanced from customers from housekeeping services were $263,495 and $481,783 as of December 31, 2022 and June 30, 2022, respectively, which will be recognized as housekeeping services revenue within 12 months.

NOTE 16 – OPERATING LEASE LIABILITIES

Operating lease liabilities as of December 31, 2022 and June 30, 2022 consisted of the following:

	December 31, 2022	June 30, 2022
Villas*	$1,212,882	$1,956,260
Base Station Tower**	155,261	188,069
Office***	-	107,506
Warehouse****	752,910	-
Total operating lease liabilities	$2,121,053	$2,251,835

Analyzed for reporting purposes as:

	December 31, 2022	June 30, 2022
Long-term portion of operating lease liabilities	$1,849,902	$1,473,093
Current maturities of operating lease liabilities	271,151	778,742
Total	$2,121,053	$2,251,835

The discount rates used for the Villas, Base Station Tower, Office and Warehouse were 4.1239%, 3.1365%, 2.4584% and 3.95%, respectively. The weighted average discount rate used for operating leases was 4.06%. The weighted average remaining lease terms for operating leases was 16.00 years. The incremental borrowing rate for the Company ranged from 3.7% to 4.8%.

The Company recorded no operating lease liability for the operating lease of Shou Hill Valley Area as of December 31, 2022 and June 30, 2022, respectively, since the Company prepaid the total lease expense of $2,319,791 (RMB 15,000,000) in December 2017. The Company recorded no operating lease liability for the operating lease of Farmland as of December 31, 2022 and June 30, 2022, since the Company paid the total lease expense of $2,321,945 (RMB 15,000,000) in October 2021.

For the six months ended December 31, 2022 and 2021, the operating lease costs were $234,404 and $155,155, respectively. For the six months ended December 31, 2022 and 2021, the short-term operating lease expense were $1,284,118 and $855,825, respectively.

*	The lease agreement of Villas was entered into on December 22, 2017, bears interest at about 4.1239% and will be matured on December 31, 2037. Lease payments for this agreement are to be made every five years. As of June 30, 2022, the Company has paid $696,584 for the first installment to the lessee.

**	The lease agreement of Base Station Tower was entered into on November 25, 2019, bears interest at about 3.1365% and will be matured on November 24, 2029. Lease payments for this agreement are to be made every year. As of June 30, 2022, the Company has paid $ 61,919 to the lessee.

***	The lease agreement of Office was entered into on January 1, 2022, bears interest at about 2.4584% and will be matured on December 31, 2024. Lease payments for this agreement are to be made every year. The Company terminated the lease contract with leaser on September 30, 2022.

****	The operating lease liabilities is the net present value of the remaining lease payments as of December 31, 2022 and June 30, 2022. The discount rate used for the warehouse operating lease warehouse was 3.95%. The remaining lease term for the warehouse operating lease was 3.42 years.

E-HOME HOUSEHOLD SERVICE HOLDINGS LIMITED

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Maturity analysis of operating lease liabilities as of December 31, 2022 is as follows:

Operating lease payment	Villas	Base station tower	Warehouse	Total undiscounted cash flows
Discount rate at commencement	4.1239%	3.1365%	3.9%
One year	$-	$28,717	$275,733	$304,450
Two years	-	28,717	275,733	304,450
Three years	-	28,717	252,755	258,492
Four years	-	28,717	-	28,717
Five years	-	28,717	-	28,717
Beyond five years	1,641,803	28,717	-	1,670,520
Total undiscounted cash flows	$1,641,803	$172,302	$804,221	$2,618,326
Total financing lease liabilities	1,212,882	155,261	752,910	2,121,053
Difference between undiscounted cash flows and discounted cash flows	428,921	17,041	51,311	497,273

Maturity analysis of operating lease liabilities as of June 30, 2022 is as follows:

Operating lease payment	Villas	Base station tower	Office	Total undiscounted cash flows
Discount rate at commencement	4.1239%	3.1365%	2.4584%
One year	$737,551	$29,800	$55,070	$822,421
Two years	-	29,800	55,070	84,870
Three years	-	29,800	-	29,800
Four years	-	29,800	-	29,800
Five years	-	29,800	-	29,800
Beyond five years	1,703,743	59,600	-	1,763,343
Total undiscounted cash flows	$2,441,294	$208,600	110,140	$2,760,034
Total financing lease liabilities	1,956,260	188,069	107,506	2,251,835
Difference between undiscounted cash flows and discounted cash flows	485,034	20,531	2,634	508,199

NOTE 17 – FINANCE LEASE LIABILITIES

Financing lease liabilities as of December 31, 2022 and June 30, 2022 consisted of the following:

	June 30, 2022	Increase/ (Decrease)	Payment	Exchange rate translation	December 31, 2022
Company vehicles	$328,484	$-	$(75,921)	$25,778	$278,341
Add: unrecognized finance expense	97,611	9,709	-	(3,487)	103,833
Total financing lease liabilities	$426,095	$9,709	$(75,921)	$22,291	$382,174

Analyzed for reporting purposes as:

	December 31, 2022	June 30, 2022
Long-term portion of finance lease liabilities	$323,185	$366,359
Current maturities of finance lease liabilities	58,989	59,736
Total	$382,174	$426,095

The lease agreement was entered into on September 11, 2017, bears interest at about 4.9% and will be matured on December 31, 2027. For the six months ended December 31, 2022 and 2021, the amortization expense of financial lease right-of-use assets were $85,608 and $93,363, respectively. For the six months ended December 31, 2022 and 2021, the interest expense for financial lease were $9,709 and $12,059, respectively.

E-HOME HOUSEHOLD SERVICE HOLDINGS LIMITED

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Maturity analysis of financial lease liabilities as of December 31, 2022 is as follows:

Financial lease payments	Company vehicles
Discount rate at commencement	4.9%
One year	$76,402
Two years	76,402
Three years	76,402
Four years	76,402
Five years	76,402
Beyond five years	57,302
Total undiscounted cash flows	$439,312
Total financing lease liabilities	382,174
Difference between undiscounted cash flows and discounted cash flows	57,138

Maturity analysis of financial lease liabilities as of June 30, 2022 is as follows:

Financial lease payments	Company vehicles
Discount rate at commencement	4.9%
One year	$79,285
Two years	79,285
Three years	79,285
Four years	79,285
Five years	79,285
Beyond five years	99,106
Total undiscounted cash flows	$495,531
Total financing lease liabilities	426,095
Difference between undiscounted cash flows and discounted cash flows	69,436

NOTE 18 – CONVERTIBLE NOTE

On December 20, 2021, the Company entered into a Securities Purchase Agreement with an institutional investor pursuant to which the Company issued an unsecured convertible promissory note with a two-year maturity (the “Convertible Note 2021”) to Investor. The Convertible Note 2021 has the original principal amount of $5,275,000 including the original issue discount of $250,000 and Investor’s legal and other transaction costs of $25,000. The Company anticipates using the proceeds for general working capital purposes.

Material Terms of the Convertible Note 2021:

●	Interest accrues on the outstanding balance of the Convertible Note at 8% per annum from the Purchase Price Date until the same is paid in full. All interest calculations hereunder shall be computed on the basis of a 360-day year comprised of twelve (12) thirty (30) day months, shall compound daily and shall be payable in accordance with the terms of this Convertible Note.

●	Upon the occurrence of a Trigger Event, Investor may increase the outstanding balance payable under the Convertible Note by 12% or 5%, depending on the nature of such event. If the Company files to cure the Trigger Event within the required five trading days, the Triger Event will automatically become an event of default and interest will accrue at the lesser of 22% per annum or the maximum rate permitted by applicable law. The Company evaluated these trigger events and concluded to record no provision as of December 31, 2022.

●	Investor may convert all or any part of the outstanding balance of the Convertible Note, at any time after six months from the issue date, into ordinary shares of the Company at a price equal to 85% multiplied by the lowest daily VWAP (Volume-Weighted Average Price) during the ten trading days immediately preceding the applicable conversion, subject to certain adjustments, an issuance cap pursuant to NASDAQ Listing Rule 5635(d) and ownership limitations specified in the Convertible Note.

●

Joseph Stone Capital, LLC (“JSC”) acted as the exclusive placement agent in connection with the offering. The Company agreed to pay JSC a cash fee equal to 6.5% of the aggregate gross proceeds received by the Company in the offering as well as certain placement agent allowance and legal fees. In addition, the Company agreed to issue to JSC or its designee(s) warrants to purchase up to 157,934 ordinary shares (790 shares retrospectively adjusted for effect of reverse stock split on October 4, 2022 and April 12, 2023) of the Company (the “Warrants”). The Warrants have a term of five years and are exercisable at a price of $2.00 per share ($400 retrospectively adjusted for effect of reverse stock split on October 4, 2022 and April 12, 2023).

●	Lender has the right at any time after the date that is six (6) months from the Purchase Price Date until the Outstanding Balance has been paid in full, at its election, to convert (“Conversion”) all or any portion of the Outstanding Balance into fully paid and non-assessable Ordinary Shares, par value $0.0001, of Borrower (“Conversion Shares”) as per the following conversion formula: the number of Conversion Shares equals the amount being converted (the “Conversion Amount”) divided by the Conversion Price; provided, however, that in the event the Floor Price is higher than the Conversion Price, Borrower may, subject to applicable Nasdaq listing rules, either agree to lower the Floor Price (as defined below) to be equal to the applicable Conversion Price or satisfy the Conversion in cash.

E-HOME HOUSEHOLD SERVICE HOLDINGS LIMITED

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

In accounting for the issuance of the Convertible Note 2021, the Company separated the Convertible Note into liability and equity components. The carrying amount of the equity component of the Convertible Note 2021 and the warrants was $1,304,565 (equity component $1,092,460, warrants value $212,105). Equity component was determined by deducting the fair value of the liability component from the par value of the original Convertible Note 2021. Warrants value was determined with the Black Scholes model. Equity component is not remeasured as long as it continues to meet the conditions for equity classification. The excess of the principal amount of the liability component over its carrying amount (“debt discount”) is amortized to interest expense over the term of the Convertible Note 2021.

Debt issuance costs related to the original Convertible Note 2021 comprised of commissions paid to third party placement agent and lawyers of $667,920 which included original issue discount of $250,000, Investor’s legal and other transaction costs of $25,000 and commission of $392,920. The Company allocated the total amount incurred to the liability and equity components of the original Convertible Note 2021 based on their relative values. Issuance costs attributable to the liability component were $697,771 and will be amortized to interest expense using the effective interest method over the contractual term. Issuance costs attributable to the equity component were $182,255 and netted with the equity component in stockholders’ equity of $1,092,460 and warrant value of $212,105.

On May 13, 2022, the Company entered into a Securities Purchase Agreement with an institutional investor pursuant to which the Company issued an unsecured convertible promissory note with a two-year maturity (the “Convertible Note 2022”) to Investor. The Convertible Note 2022 has the original principal amount of $3,170,000 including the original issue discount of $150,000 and Investor’s legal and other transaction costs of $20,000. The Company anticipates using the proceeds for general working capital purposes.

Material Terms of the Convertible Note 2022:

●	Interest accrues on the outstanding balance of the Convertible Note at 8% per annum from the Purchase Price Date until the same is paid in full. All interest calculations hereunder shall be computed on the basis of a 360-day year comprised of twelve (12) thirty (30) day months, shall compound daily and shall be payable in accordance with the terms of this Convertible Note.

●	Upon the occurrence of a Trigger Event, Investor may increase the outstanding balance payable under the Convertible Note by 12% or 5%, depending on the nature of such event. If the Company files to cure the Trigger Event within the required five trading days, the Triger Event will automatically become an event of default and interest will accrue at the lesser of 22% per annum or the maximum rate permitted by applicable law. The Company evaluated these trigger events and concluded to record no provision as of December 31, 2022.

●	Investor may convert all or any part of the outstanding balance of the Convertible Note, at any time after six months from the issue date, into ordinary shares of the Company at a price equal to 85% multiplied by the lowest daily VWAP (Volume-Weighted Average Price) during the ten trading days immediately preceding the applicable conversion, subject to certain adjustments, an issuance cap pursuant to NASDAQ Listing Rule 5635(d) and ownership limitations specified in the Convertible Note.

●

Joseph Stone Capital, LLC (“JSC”) acted as the exclusive placement agent in connection with the offering. The Company agreed to pay JSC a cash fee equal to 6.5% of the aggregate gross proceeds received by the Company in the offering as well as certain placement agent allowance and legal fees. In addition, the Company agreed to issue to JSC or its designee(s) warrants to purchase up to 386,585 ordinary shares (1,933 shares retrospectively adjusted for effect of reverse stock split on October 4, 2022 and April 12, 2023) of the Company (the “Warrants”). The Warrants have a term of five years and are exercisable at a price of $0.49 per share ($98 shares retrospectively adjusted for effect of reverse stock split on October 4, 2022 and April 12, 2023).

●

Lender has the right at any time after the date that is six (6) months from the Purchase Price Date until the Outstanding Balance has been paid in full, at its election, to convert (“Conversion”) all or any portion of the Outstanding Balance into fully paid and non-assessable Ordinary Shares, par value $0.0001, of Borrower (“Conversion Shares”) as per the following conversion formula: the number of Conversion Shares equals the amount being converted (the “Conversion Amount”) divided by the Conversion Price; provided, however, that in the event the Floor Price is higher than the Conversion Price, Borrower may, subject to applicable Nasdaq listing rules, either agree to lower the Floor Price (as defined below) to be equal to the applicable Conversion Price or satisfy the Conversion in cash.

E-HOME HOUSEHOLD SERVICE HOLDINGS LIMITED

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

In accounting for the issuance of the Convertible Note 2022, the Company separated the Convertible Note into liability and equity components. The carrying amount of the equity component of the Convertible Note and the warrants was $816,765 (equity component $683,393, warrants value $133,372). Equity component was determined by deducting the fair value of the liability component from the par value of the original Convertible Note 2022. Warrants value was determined with the Black Scholes model. Equity component is not remeasured as long as it continues to meet the conditions for equity classification. The excess of the principal amount of the liability component over its carrying amount (“debt discount”) is amortized to interest expense over the term of the Convertible Note 2022.

Debt issuance costs related to the original Convertible Note 2022 comprised of commissions paid to third party placement agent and lawyers of $426,095 which includes original issue discount of $150,000, Investor’s legal and other transaction costs of $20,000 and commission of $256,095. The Company allocated the total amount incurred to the liability and equity components of the original Convertible Note 2022 based on their relative values. Issuance costs attributable to the liability component were $438,856 and will be amortized to interest expense using the effective interest method over the contractual term. Issuance costs attributable to the equity component were $120,611 and netted with the equity component in stockholders’ equity of $683,393 and warrant value of $133,372.

Net carrying amount of the liability component Convertible Note 2021 dated as of December 31, 2022 was as follows:

	Principal outstanding	Unamortized issuance cost	Net carrying value

Convertible Note 2021	2,626,148	(284,052)	2,342,096
Convertible Note 2022	3,170,000	(883,847)	2,286,153
Convertible Notes - liability portion	$5,796,148	(1,167,899)	$4,628,249

Net carrying amount of the equity component of the Convertible Note as of December 31, 2022 was as follows:

	Amount allocated to conversion option	Issuance cost	Equity component, net

Convertible Note 2021	$1,092,460	$(182,255)	$910,205
Convertible Note 2022	683,393	(120,611)	562,782
Convertible Note – equity portion	$1,775,853	(302,866)	$1,472,987

Amortization of issuance cost, debt discount and interest cost for the six months ended December 31, 2022 were as follows:

	Issuance costs and debt discount	Convertible note interest	Total

Convertible Note 2021	415,750	224,534	640,284
Convertible Note 2022	225,826	129,643	355,469
Convertible Note	$641,576	354,177	$995,753

The effective interest rates to derive the liability component fair value were 33.10% and 34.51% for Convertible Note 2021 and Convertible Note 2022, respectively.

E-HOME HOUSEHOLD SERVICE HOLDINGS LIMITED

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Note 19 - Warrants

On December 20, 2021 and May 13, 2022, the Company issued warrants to settle the commission of the agent in connection with the issuance of the convertible notes during the year ended June 30, 2022. The warrants entitle the holder to purchase 157,934 ordinary shares (790 shares retrospectively adjusted for effect of the Company’s common reverse stock split on October 4, 2022 and April 12, 2023) at an exercise price equal to $2 per share ($400 per share retrospectively adjusted for effect of reverse stock split on October 4, 2022 and April 12, 2023) and 386,585 ordinary shares (1,933 shares retrospectively adjusted for effect of reverse stock split on October 4, 2022 and April 12, 2023) of the Company’s common stock at an exercise price equal to $0.49 per share ($98 per share retrospectively adjusted for effect of reverse stock split on October 4, 2022 and April 12, 2023), respectively, at any time within a term of five year after issuance. The Company determined that these warrants are free standing financial instruments that are legally detachable and separately exercisable from the common stock of the Company. In accordance with the accounting guidance, the outstanding warrants are recognized as additional paid in capital on the balance sheet and are measured at their inception date fair value.

As of December 31, 2022 and June 30, 2022, the Company had approximately 544,529 and 544,529 warrants outstanding, (2,723 retrospectively adjusted for effect of reverse stock split on October 4, 2022 and April 12, 2023) respectively at an average exercise price between $0.49 and $2 ($98 per share and $400 per share retrospectively adjusted for effect of reverse stock split on October 4, 2022 and April 12, 2023) and there were zero warrants exercised or repurchased.

The 2021 warrants were valued using the Black-Scholes value option pricing model with the following inputs: volatility of 117%; risk-free interest rate of 2.04%; expected term of 5 years; exercise price $0.49 and 0% dividend yield.

The 2022 warrants were valued using the Black-Scholes value option pricing model with the following inputs: volatility of 129%; risk-free interest rate of 0.27%; expected term of 5 years; exercise price $2 and 0% dividend yield.

NOTE 20 – TAXES

The Company is registered in the Cayman Islands. The Company generated substantially all of its income from its PRC operations for the six months ended December 31, 2022 and 2021.

Cayman Islands

Under the current laws of the Cayman Islands, the Company is not subject to tax on income or capital gain. Additionally, upon payments of dividends to the shareholders, no Cayman Islands withholding tax will be imposed.

Hong Kong

E-Home Hong Kong is not subject to tax on income or capital gain since there has no operations in Hong Kong for the six months ended December 31, 2022 and 2021.

E-HOME HOUSEHOLD SERVICE HOLDINGS LIMITED

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

PRC

Income Tax

On March 16, 2007, the National People’s Congress of PRC enacted an Enterprise Income Tax Law (“EIT Law”), under which Foreign Investment Enterprises (“FIEs”) and domestic companies would be subject to enterprise income tax (“EIT”) at a uniform rate of 25%. The EIT Law became effective on January 1, 2008. 25% tax rates apply to all the PRC operation subsidiaries in the Company.

The provision for income tax for the six months ended December 31, 2022 and 2021, consisted of the following:

	For six months ended December 31,
	2022	2021
Current income tax provision	$497,025	$1,169,266
Deferred income tax provision	(233,797)	187,553
Total	$263,228	$1,356,819

The following table sets forth reconciliation between the statutory EIT rate and the effective tax for the six months ended December 31, 2022 and 2020, respectively:

	For six months ended December 31,
	2022	2021
Provision for income taxes at statutory tax rate in the PRC	$415,251	$1,334,938
Effect of expense for which no income tax is deductible	25,937	21,881
Effect of assets recognized at fair value in business combinations	(177,960)
Effective income tax expense	$263,228	$1,356,819

The significant components of deferred tax assets were as follows:

	December 31, 2022	June 30, 2022
Deferred tax assets
Senior care services fees advanced from customers	$482,432	442,322
Total deferred tax assets	$482,432	442,322
Deferred tax liabilities
Business combinations	$1,819,826	-
Total deferred tax liabilities	$1,819,826	-

Value Added Tax (“VAT”)

Business tax changed to VAT in China since May 1, 2016. The Company’s revenue from installation is subject to a VAT rate of 11%. The maintenance and accessories sales were subject to a VAT rate of 17% before May 1, 2018 and were reduced to 16% since then. The VAT rate was reduced to 13% since April 1, 2019.

According to the regulations (Fiscal and Tax [2016] 36), no VAT will be levied if an enterprise provides employee-based household services. E-Home Pingtan applied for the tax exemption in July 2017 and was approved by the State Administration of Taxation (China), so the VAT rate of installation, maintenance, after-sales and cleaning service is nil since July 2017.

E-HOME HOUSEHOLD SERVICE HOLDINGS LIMITED

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Taxes payable

The Company’s taxes payable as of December 31, 2022 and June 30, 2022, consisted of the following:

	December 31, 2022	June 30, 2022
Income tax payable	$442,495	$495,009
VAT payable	9,371	9,725
Other tax payables	27,454	940
Total	$479,320	$505,674

NOTE 21 – EQUITY

Ordinary Shares

At the reorganization event described in Note 1, the Company issued 50,000 ordinary shares with par value of $1 to exchange for the ownership in E-Home Pingtan from the former shareholders to WFOE.

Prior to the reorganization, the Company had $3,620,757 and $3,885,586 in contributed ownership as of June 30, 2019 and 2018, respectively.

The reorganization has been accounted for at historical cost and prepared on the basis as if the reorganization had become effective as of the beginning of the first period presented in the accompanying financial statements of the Company. On May 23, 2019, the Company split its 50,000 ordinary shares into 500,000,000 ordinary shares. The authorized ordinary shares became 500,000,000 shares and the par value changed from US$1 to US$0.0001. As part of its reorganization and on May 23, 2019, the Company surrendered 472,000,000 ordinary shares. As a result, the Company has 28,000,000 ordinary shares issued and outstanding (1,400,000 shares retrospectively adjusted for effect of reverse stock split on October 4, 2022 and April 12, 2023).

On May 18, 2021, the Company completed the closing of its initial public offering of 5,575,556 ordinary shares at a public offering price of $4.50 per ordinary share (278,778 shares of $900 per share retrospectively adjusted for effect of reverse stock split on October 4, 2022 and April 12, 2023). The total gross proceed from the initial public offering was approximately $25.1 million before underwriting commissions and offering expenses. The total net proceed from the initial public offering was $21,661,293 (ordinary shares of $558 and additional paid-in capital of $21,660,735) after deducting the financing expenses directly related to the initial public offering.

On October 18, 2021, E-Home WFOE entered into an equity transfer agreement with each of E-Home Pingtan and Fuzhou Bangchang and their respective shareholders, pursuant to which E-Home WFOE exercised the options to acquire all of the equity interests in each of E-Home Pingtan and Fuzhou Bangchang from their respective shareholders. Upon the registration of the equity transfers with the local governmental authorities as of October 27, 2021, the equity transfers were closed, the company’s VIE structure was dissolved and each of E-Home Pingtan and Fuzhou Bangchang became a wholly owned indirect subsidiary of the Company.

On June 21, 2021, the Company granted 6,000 ordinary (30 shares retrospectively adjusted for effect of reverse stock split on October 4, 2022 and April 12, 2023) to three of its independent directors (2,000 shares for each director, 10 shares retrospectively adjusted for effect of reverse stock split on October 4, 2022 and April 12, 2023) as their compensations at a fair value of $213,840 (ordinary shares of $1 and additional paid-in capital of $213,839).

On January 20, 2022, the Company and E-Home Pingtan entered into an equity transfer agreement to acquire 60% equity interests in Youyou in consideration of in consideration for the sum of (i) RMB4 million (approximately $0.60 million) in cash and (ii) 2,702,826 ordinary shares of the Company (13,514 shares retrospectively adjusted for effect of reverse stock split on October 4, 2022 and April 12, 2023). On February 3, 2022, the Company issued 2,702,826 ordinary shares to the former controlling shareholders of Youyou at a fair value of $2,000,091 (par value of $270 and additional paid-in capital of $1,999,821).

On January 20, 2022, the Company and E-Home Pingtan entered into an equity transfer agreement to acquire 40% equity interests in Lianbao in consideration of in consideration for 5,823,363 ordinary shares of the Company (29,117 shares retrospectively adjusted for effect of reverse stock split on October 4, 2022 and April 12, 2023). On March 2, 2022, the Company issued 5,823,363 ordinary shares to the former controlling shareholders of Lianbao.

On March 18, 2022, the Company granted 400,000 ordinary shares (2,000 shares retrospectively adjusted for effect of reverse stock split on October 4, 2022 and April 12, 2023) to its consultants as their compensations at a fair value of $308,000 (par value of $40 and additional paid-in capital of $307,960). On June 22, 2022, the Company granted 1,000,000 ordinary shares (5,000 shares retrospectively adjusted for effect of reverse stock split on October 4, 2022 and April 12, 2023) to its directors as their compensations at a fair value of $322,500 (par value of $100 and additional paid-in capital of $322,400).

E-HOME HOUSEHOLD SERVICE HOLDINGS LIMITED

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

On June 14, 2022, the Company and its wholly owned subsidiary, E-Home Hong Kong, entered into an equity transfer agreement with Zhongrun, a limited liability company established in China and Ms. Ling Chen, the sole shareholder of Zhongrun, pursuant to which Ms. Chen agreed to transfer 55% of the equity interests in Zhongrun to E-Home Hong Kong, in consideration for the sum of (i) RMB3 million (approximately $0.45 million) in cash and (ii) 28,041,992 ordinary shares of the Company. On July 8, 2022, the Company issued 28,041,992 ordinary shares (140,210 shares retrospectively adjusted for effect of reverse stock split on October 4, 2022 and April 12, 2023) according to the equity transfer agreement at a fair value of $8,496,724 (par value of $2,804 and additional paid-in capital of $8,493,919).

On July 30, 2022, the Company’s board of directors approved proposal per Mr. Xie to acquire 100% of the equity interests of Chuangying and its subsidiaries from Lin Jianying, in consideration for an aggregate of 14,438,584 ordinary shares (72,193 shares retrospectively adjusted for effect of reverse stock split on October 4, 2022 and April 12, 2023) of the Company valued at RMB389.2 million (approximately $5.59 million) with a per share issuance price equal to 130% of the average of the Nasdaq closing price for the consecutive twenty trading days preceding July 26, 2022, or $0.39. Beijing Ningbanghonghe Assets Valuation Firm, a third-party appraiser based in Beijing, China, rendered a valuation report, in which the value of total shareholder equity in Chuangying was determined to be approximately RMB39.2 million.

On August 15, 2022, the Company’s board of directors approved proposal per Mr.Xie regarding financing by the Company in the amount of $3,600,000 through the issuance and sale to Multi Rise Holdings Limited, a British Virgin Islands company, of 16,363,636 ordinary shares (81,818 shares retrospectively adjusted for effect of reverse stock split on October 4, 2022 and April 12, 2023) of the Company, par value $0.0001 per share, at a per share purchase price of $0.22, pursuant to a securities purchase agreement.

On September 19, 2022, the Company’s board of directors approved proposal per Mr.Xie for issuance and sale of the Company’s ordinary shares up to an aggregate offering price of US$12,300,000 that the Company may sell to White Lion Capital LLC from time to time at the Company’s sole discretion over the commitment period, plus an aggregate of 1,329,729 of Ordinary Shares issuable to the Investor as commitment fee pursuant to the Purchase Agreement. On September 14, 2022, the Company issued 10,343,064 ordinary shares (51,715 shares retrospectively adjusted for effect of reverse stock split on October 4, 2022 and April 12, 2023) to White Lion Capital LLC for the aggregated consideration of $783,303.

Reverse stock split

On October 3, 2022, the Company’s board of directors approved to effect a one-for-twenty reverse stock split of its ordinary shares (the “Reverse Stock Split”) with the market effective on October 4, 2022, such that the number of the Company’s authorized preferred and ordinary shares remain unchanged, and the par value of each ordinary share is increased from US$0.0001 to US$0.002. As a result of the Reverse Stock Split, each twenty pre-split ordinary shares outstanding were automatically combined and converted to one issued and outstanding ordinary share without any action on the part of the shareholder. No fractional ordinary shares were issued to any shareholders in connection with the reverse stock split. Each shareholder was entitled to receive one ordinary share in lieu of the fractional share that would have resulted from the reverse stock split. As of October 3, 2022 (immediately prior to the effective date), there were 121,270,556 ordinary shares outstanding, and the number of ordinary shares outstanding after the Reverse Stock Split was 6,062,762 shares, taking into account of the effect of rounding fractional shares into whole shares. In addition, all options and any other securities of the Company outstanding immediately prior to the Reverse Stock Split (to the extent they don’t provide otherwise) were appropriately adjusted by dividing the number of ordinary shares into which the options and other securities are exercisable by 20 and multiplying the exercise price thereof by 20, as a result of the Reverse Stock Split.

On November 18, 2022, the Company entered into a securities purchase agreement with certain investors, pursuant to which each of the investors agreed to purchase and the Company agreed to issue and sell to the investors, an aggregation of 3,480,000 ordinary shares (348,000 shares retrospectively adjusted for effect of reverse stock split on April 12, 2023) of the Company at the subscription price of US$1.00 per share for the aggregated consideration of US$3,480,000.

On December 20, 2022, the Company and its wholly owned subsidiary, E-Home Hong Kong, entered into an equity transfer agreement with Zhongrun, a limited liability company established in China and Ms. Ling Chen, pursuant to which Ms. Chen agreed to transfer 20% of the equity interests in Zhongrun to E-Home Hong Kong, in consideration for RMB20 million. On December 20, 2022, the Company issued 4,660,129 ordinary shares (466,013 shares retrospectively adjusted for effect of reverse stock split on April 12, 2023) at a fair value of $2,853,596 (par value of $9,320 and additional paid-in capital of $2,844,276).

Statutory Reserve

The Company is required to make appropriations to certain reserve funds, comprising the statutory surplus reserve and the discretionary surplus reserve, based on after-tax net income determined in accordance with generally accepted accounting principles of the PRC (“PRC GAAP”). Appropriations to the statutory surplus reserve are required to be at least 10% of the after-tax net income determined in accordance with PRC GAAP until the reserve is equal to 50% of the entity’s registered capital. Appropriations to the discretionary surplus reserve are made at the discretion of the Board of Directors. The reserved amounts as determined pursuant to PRC statutory laws totaled $664,100 and $664,100 as of December 31, 2022 and June 30, 2022.

Dividends

Dividends declared by the Company are based on the distributable profits as reported in its statutory financial statements reported in accordance with PRC GAAP, which may differ from the results of operations reflected in the consolidated financial statements prepared in accordance with US GAAP. The Company’s ability to pay dividends is primarily from cash received from its operating activities in PRC. For the six months ended December 31, 2022 and 2021, there was no Company dividend declared.

E-HOME HOUSEHOLD SERVICE HOLDINGS LIMITED

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 22 – REVENUES

The Company disaggregated senior care services revenue into the sale of the E-watch and the care service. Sales of E-watches are recognized in revenue at a point in time while revenue from care service is recognized over a period of time. Deferred portion of care service is recorded as a liability (advances from customers) on the company’s balance sheet.

	For six months ended December 31,
	2022	2021
Installation and maintenance	$24,301,679	$21,979,399
Housekeeping	8,990,258	8,009,015
Senior care services	1,590,075	3,040,664
Sales of E-watch	1,967,170	1,050,404
Sales of pharmaceutical products	1,380,344	-
Educational consulting services	647,442	-
Total	$38,876,968	$34,079,482

NOTE 23 – SEGMENT INFORMATION

Operating segments are reported in a manner consistent with the internal reporting provided to the management for decision making. Management has identified five operating segments which are installation and maintenance, housekeeping, senior care services, sales of pharmaceutical products, and educational consulting services. Operations for senior care services began in August 2019. The Company started generating revenue from this new segment in August 2019. Segments of sales of pharmaceutical products and educational consulting services were acquired from business combination during the six months ended December 31, 2022.These operating segments are monitored and strategic decisions are made on the basis of segmental profit margins. Segment profit is defined as net sales reduced by cost of revenues and other related operating expenses. The results are shown as follows for the six months ended December 31, 2022 and 2021:

	For the six months ended December 31,
Revenues	2022	2021
Installation and maintenance	$24,301,679	$21,979,399
Housekeeping	8,990,258	8,009,015
Senior care services	3,557,245	4,091,068
Sales of pharmaceutical products	1,380,344	-
Educational consulting services	647,441	-
Total	$38,876,968	$34,079,482

	For the six months ended December 31,
Gross Profit	2022	2021
Installation and maintenance	$8,226,464	$7,286,334
Housekeeping	1,227,427	1,321,638
Senior care services	1,381,314	2,063,431
Sales of pharmaceutical products	128,938	-
Educational consulting services	173,943	-
Total	$11,138,086	$10,671,403

Current Assets	December 31, 2022	June 30, 2022
Installation and maintenance	$-	$-
Housekeeping	1,202,230	-
Senior care services	-	-
Sales of pharmaceutical products	5,852,374	-
Educational consulting services	922,887	-
Unallocated current assets	68,323,663	66,996,451
Total	$76,301,154	$66,996,451

Non-current Assets	December 31, 2022	June 30, 2022
Installation and maintenance	$-	$-
Housekeeping	2,407,814	-
Senior care services	5,512,272	4,301,543
Sales of pharmaceutical products	11,801,444	-
Educational consulting services	5,146,418	-
Unallocated non-current assets	9,129,953	9,194,315
Total	$33,997,901	$13,495,858

E-HOME HOUSEHOLD SERVICE HOLDINGS LIMITED

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

On account of the Company’s business model, assets, operating expense, profit or loss, liabilities and other material items could not be separated into each operating segment. As the Company’s long-lived assets and revenue are substantially located in and derived from the PRC, no geographical segments are presented.

NOTE 24 – COMMITMENTS AND CONTINGENCIES

As of December 31, 2022, the Company had following lease commitments under non-cancelable agreements:

Future Lease Payments	Operating Lease	Finance Lease	Total
January 2022 to December 2022	$304,450	$76,402	$380,852
January 2023 to December 2023	304,450	76,402	380,852
January 2024 to December 2024	258,492	76,402	334,894
January 2025 to December 2025	28,717	76,402	105,119
January 2026 to December 2026	28,717	76,402	105,119
Thereafter	1,670,520	57,302	1,727,822
Total	$2,618,326	$439,312	$3,057,638

NOTE 25 – CUSTOMER AND SUPPLIER CONCENTRATION

Significant customers and suppliers are those that account for greater than 10% of the Company’s revenues and purchase.

The Company’s sales are made to customers that are located primarily in China. For the six months ended December 31, 2022 and 2021, no individual customer or supplier accounted for more than 10% of the Company’s total revenues or purchase. As of December 31, 2022 and June 30, 2022, no individual customer or supplier accounted for more than 10% of the total outstanding accounts receivable or accounts payable balance.

NOTE 26 – RELATED PARTY BALANCES AND TRANSACTIONS

As of December 31, 2022 and June 30, 2022, the Company had $429,720 and $108,761 payable to its major shareholder and CEO, Mr. Wenshan Xie for purchase of goods and services, respectively. These balances were included in accounts payable and accrued expenses presented on the Company’s balance sheet.

For the six months ended December 31, 2022, Mr. Xie made payment of $298,113 for purchase of goods and services for the Company and the Company repaid $22,846 to Mr. Xie. For the six months ended December 31, 2021, the Company repaid $190,840 to Mr. Xie for purchase of goods and services for the Company.

As of December 31, 2022, the Company had $2,600,000 and $500,000 receivable balances from E-Home Group Limited (a company controlled by its major shareholder and CEO, Mr. Wenshan Xie) and its consistent voter Lucky Max Global Limited for temporary lending, respectively. These balances were included in due from related parties presented on the Company’s balance sheet. The Company fully collected the balances of due from related parties in March 2023. For the six months ended December 31, 2022, the Company transferred $2,600,000 and $500,000 to E-Home Group Limited and its consistent voter Lucky Max Global Limited for temporary lending, respectively.

NOTE 27 – SUBSEQUENT EVENTS

On January 6, 2023, the Company entered into a securities purchase agreement with eleven investors, including two entities and nine individuals, pursuant to which the investors agreed to purchase an aggregate of 40,650,406 ordinary shares (4,065,041 shares retrospectively adjusted for effect of reverse stock split on April 12, 2023) of the Company for the purchase price of $0.492 per ordinary share, which is the average of the closing prices of the Company’s ordinary shares for the six consecutive trading days prior to January 3, 2023. The Company has received an aggregate of US$20 million proceeds in connection with the investment.

On January 27, 2023, the Company entered into a securities purchase agreement (the “2023 January Securities Purchase Agreement”) with certain investors, pursuant to which each of the investors agreed to purchase and the Company agreed to issue and sell to the investors an aggregate of 183,077,333 ordinary shares (18,307,733 shares retrospectively adjusted for effect of reverse stock split on April 12, 2023) at a purchase price of US$0.383 per ordinary share for the aggregate gross proceeds of US$70,118,618 before deducting offering expenses. On January 31, 2023, pursuant to the 2023 January Securities Purchase Agreement, the Company consummated such offering of its ordinary shares, which have been registered under the registration statement on Form F-3 (File Number 333-259464).

Reverse stock split

On April 12, 2023, the Company announced the effect of a one-for ten reverse stock split of its ordinary shares (the “one-for-ten Reverse Stock Split”) approved by the Company’s Annual General Meeting of Shareholders held on March 28, 2023. As a result of the one-for-ten Reverse Stock Split, each ten pre-split ordinary shares outstanding were automatically combined and converted to one issued and outstanding ordinary share without any action on the part of the shareholder. No fractional ordinary shares were issued to any shareholders in connection with the reverse stock split.

In accordance with ASC 855-10, the Company has analyzed its operations subsequent to December 31, 2022 to the date these financial statements were issued, and has determined that, it does not have any material subsequent events to disclose in these financial statements.